ARS
P.E. 12/31/04

SMITHWAY MOTOR XPRESS CORP.
2004 ANNUAL REPORT

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ANNUAL MEETING

The Annual Stockholders' Meeting will be held at 10:00 a.m. on Friday, May 13, 2005 at the corporate headquarters located at 2031 Quail Avenue, Fort Dodge, Iowa. All stockholders are urged to attend or mail proxies so they may participate in matters to be voted upon.

MISSION STATEMENT

Smithway's mission is to develop long-term partnerships with our shippers by providing innovative, responsive, high-quality transportation services, while providing our employees and independent contractors the opportunity to realize the full potential of their careers and creating maximum value for our shareholders.



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CORPORATE PROFILE

Smithway Motor Xpress Corp. is a truckload carrier of diversified freight that provides service throughout the United States and four provinces in Canada.

Smithway's primary concentration is on the flatbed segment of the truckload market. Headquarters are located in Fort Dodge, Iowa.



● Terminals ★ Corporate Office

SMITHWAY MOTOR XPRESS CORP.
2031 Quail Avenue
Fort Dodge, Iowa 50501

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 13, 2005

To Our Stockholders:

The 2005 annual meeting of stockholders of Smithway Motor Xpress Corp., a Nevada corporation, will be held at our headquarters located at 2031 Quail Avenue, Fort Dodge, Iowa 50501, at 10:00 a.m. Central Time, on Friday, May 13, 2005, for the following purposes:

1. To consider and act upon a proposal to elect five directors;

2. To approve the Smithway Motor Xpress Corp. 2005 Omnibus Stock Plan that authorizes the issuance under the plan of up to 500,000 shares of our Class A Common Stock;

3. To consider and act upon a proposal to ratify the selection of KPMG LLP as our independent auditors for our fiscal year ending December 31, 2005; and

4. To consider and act upon such other matters as may properly come before the annual meeting and any adjournment thereof.

The foregoing matters are more fully described in the accompanying proxy statement.

The board of directors has fixed the close of business on March 14, 2005, as the record date for the determination of stockholders entitled to receive notice of and to vote at the annual meeting or any adjournment thereof. Shares of Class A and Class B Common Stock may be voted at the annual meeting only if the holder is present at the annual meeting in person or represented by valid proxy. YOUR VOTE IS IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO PROMPTLY DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. Returning your proxy now will not interfere with your right to attend the annual meeting or to vote your shares personally at the annual meeting, if you wish to do so. The prompt return of your proxy may save us additional expenses of solicitation.

All stockholders are cordially invited to attend the annual meeting.

By Order of the Board of Directors,

G. Larry Owens
G. Larry Owens
Chairman of the Board, Chief Executive Officer,
President, and Secretary

Fort Dodge, Iowa
April 15, 2005

SMITHWAY MOTOR XPRESS CORP.
2031 Quail Avenue
Fort Dodge, Iowa 50501

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 13, 2005

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Smithway Motor Xpress Corp., a Nevada corporation, to be used at the 2005 annual meeting of stockholders, which will be held at our headquarters located at 2031 Quail Avenue, Fort Dodge, Iowa 50501 on Friday, May 13, 2005, at 10:00 a.m. Central Time, and any adjournment thereof. All costs of the solicitation will be borne by us. The approximate date on which this proxy statement and the enclosed form of proxy are first being mailed to stockholders is April 15, 2005.

GENERAL MATTERS

Record Date, Outstanding Shares and Quorum

Only stockholders of record at the close of business on March 14, 2005, are entitled to vote, either in person or by valid proxy, at the annual meeting. Holders of Class A Common Stock are entitled to one vote for each share held. Holders of Class B Common Stock are entitled to two votes for each share held. On March 14, 2005, there were issued and outstanding 3,901,624 shares of our Class A Common Stock, entitled to cast an aggregate of 3,901,624 votes on all matters subject to a vote at the annual meeting, and 1,000,000 shares of our Class B Common Stock, entitled to cast an aggregate 2,000,000 votes on all matters subject to a vote at the annual meeting. Together, we have a total of 4,901,624 shares of common stock outstanding, entitled to cast an aggregate of 5,901,624 votes on all matters subject to a vote at the annual meeting. Stockholders are not entitled to cumulative voting in the election of directors. The holders of a majority of the shares outstanding on the record date, present in person or represented by proxy, will constitute a quorum for the transaction of business at the annual meeting.

Voting of Proxies

All proxies that are properly executed and received by us prior to the annual meeting will be voted in accordance with the choices indicated. Any stockholder may be represented and may vote at the annual meeting by a proxy or proxies appointed by an instrument in writing. Any stockholder giving a proxy may revoke it at any time prior to its use at the annual meeting by filing with our Secretary a revocation of the proxy, by delivering to us a duly executed proxy bearing a later date, or by attending the meeting and voting in person. If no instructions are indicated, properly executed proxies will be voted "FOR" the nominees for director listed below and "FOR" the approval of the 2005 Omnibus Stock Plan and the ratification of the appointment of our independent auditors. As of the date of this proxy statement, we do not know of any matters, other than those described in this proxy statement, that are to come before the annual meeting. If any other matters are properly presented at the annual meeting for action, the persons named in the enclosed form of proxy and acting thereunder will have, to the extent permitted by law, the discretion to vote on such matters in accordance with their best judgment.

Effect of Abstentions and "Broker Non-Votes"

If stockholders indicate on their proxy card that they wish to abstain from voting, including brokers holding their customers' shares of record who cause abstentions to be recorded, these shares are considered present and entitled to vote at the annual meeting. These shares will count toward determining whether or not a quorum is present. However, these shares will not be considered cast with respect to the proposal for which they abstain from voting and will not be taken into account in determining the outcome of any of the proposals.

If a stockholder does not give the broker holding the stockholder's shares instructions as to how to vote the shares, the broker has authority under New York Stock Exchange rules to vote those shares for or against "routine" matters, such as the election of directors and the ratification of KPMG LLP as our independent auditors. Brokers cannot vote on their customers' behalf on "non-routine" proposals such as the approval of the 2005 Omnibus Stock Plan. These rules apply to us notwithstanding the fact that shares of our Common Stock are traded on The Nasdaq SmallCap Market. If a broker votes shares that are unvoted by its customers for or against a "routine" proposal, these shares are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of "routine" proposals for which they are cast. If a broker chooses to leave these shares unvoted, even on "routine" matters, they will be counted for the purpose of establishing a quorum, but not for determining the outcome of any of the proposals. Shares held by a broker on behalf of a stockholder will not be considered cast with respect to any "non-routine" proposals and will not be taken into account in determining the outcome of any of "non-routine" proposals.

Required Vote

Other than the election of directors, which requires a plurality of the votes cast, each matter to be submitted to the stockholders requires the affirmative vote of a majority of the votes cast at the annual meeting.

Stockholder Proposals

We must receive stockholder proposals intended to be presented at the annual meeting of stockholders in the year 2006 that are requested to be included in the proxy statement for that meeting at our principal executive office no later than November 15, 2005. We must receive any other stockholder proposals intended to be presented at the annual meeting of stockholders in the year 2006 at our principal executive office no later than February 1, 2006. The inclusion of any stockholder proposals in such proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, including Rule 14a-8. Written copies of all stockholder proposals should be sent to our principal executive offices at Smithway Motor Xpress Corp., c/o Corporate Secretary, 2031 Quail Avenue, Fort Dodge, Iowa 50501.

Adjournment of Meeting

If a quorum is not present to transact business at the annual meeting or if we do not receive sufficient votes in favor of the proposals by the date of the annual meeting, the persons named as proxies may propose one or more adjournments of the annual meeting to permit solicitation of proxies. Any adjournment would require the affirmative vote of a majority of the shares present in person or represented by proxy at the annual meeting.

Expenses of Soliciting Proxies

We will pay the cost of soliciting proxies in the accompanying form. In addition to solicitation by the use of mails, certain directors, officers and regular employees may solicit proxies by telephone, telegram or personal interview, and may request brokerage firms and custodians, nominees and other record holders to forward soliciting materials to the beneficial owners of our stock and will reimburse them for their reasonable out-of-pocket expenses in forwarding these materials.

PROPOSAL 1
ELECTION OF DIRECTORS

At the annual meeting, the stockholders will elect five directors to serve as our board of directors. Each of the elected directors will serve until the 2006 annual meeting of the stockholders or until his or her successor is duly elected or until his or her earlier death or resignation or removal in accordance with our bylaws.

Upon the unanimous recommendation of our independent directors, our board of directors has nominated Terry G. Christenberry, Labh S. Hira, Herbert D. Ihle, G. Larry Owens and Marlys L. Smith for election as directors.

In the absence of contrary instructions, each proxy will be voted for the election of each of the above named nominees to constitute our entire board of directors. Marlys L. Smith and G. Larry Owens, who together are entitled to cast more than 50% of the votes entitled to be cast at the annual meeting, have indicated that they will vote for the election of each of the nominees, and assuming that they do, the nominees will be elected.

Each of the nominees has consented to serve a one-year term. If any of them should become unavailable to serve as a director, the board of directors may designate a substitute nominee. In that case, the person or persons appointed as proxies will vote for the substitute nominee designated by the board of directors.

Information Concerning Continuing Directors and Executive Officers

Information concerning the names, ages, positions with us, tenure as a director, and business experience of our continuing directors and other executive officers is set forth below. All references to experience with us include positions with our operating subsidiary, Smithway Motor Xpress, Inc., an Iowa corporation.

Name	Age	Position	Director Since
G. Larry Owens	67	Chairman of the Board, Chief Executive Officer, President, Secretary and Director	1996
Terry G. Christenberry	58	Director	1996
Labh S. Hira	56	Director	2004
Herbert D. Ihle	65	Director	1996
Marlys L. Smith	65	Director	2004
Thomas J. Witt	44	Senior Vice President of Sales and Operations	--
Douglas C. Sandvig	40	Senior Vice President, Chief Financial Officer and Treasurer	--
Chad A. Johnson	39	Vice President of Vehicle Operations	--

G. Larry Owens was appointed as Chief Executive Officer, President and Secretary on March 5, 2004, and Chairman of the Board on April 2, 2004. Mr. Owens had served prior to that time as Executive Vice President and Chief Financial Officer from January 1993 and Chief Administrative Officer from August 2001. Mr. Owens also served as Chief Operating Officer from May 1998 to August 2001. Prior to joining us, Mr. Owens spent twenty-five years in the banking industry, most recently from 1982 through 1992 as President of Boatmen's Bancshares' regional banks in Spencer and Fort Dodge, Iowa.

Terry G. Christenberry has been the President and a director of Christenberry, Collet & Company, Inc., an investment banking firm located in Kansas City, Missouri, since its incorporation in June 1994. From September 1986 to June 1994, Mr. Christenberry was Executive Vice President and a director of H.B. Oppenheimer & Company, Inc., also an investment banking firm located in Kansas City, Missouri.

Labh S. Hira has served as the dean of the College of Business at Iowa State University since July 2001. Prior to serving as dean, Dr. Hira served the College of Business at Iowa State University as Senior Associate Dean from 2000 through July 2001 and as Associate Dean from 1996 through 2000. Dr. Hira joined the Iowa State faculty in 1982. Dr. Hira specializes in the taxation of retirement and insurance products with financial accounting being his teaching focus. Dr. Hira has a Ph.D. in Agricultural Economics from the University of Missouri – Columbia.

Herbert D. Ihle has been President and owner of Diversified Financial Services, a Naples, Florida, management and financial services consulting firm, since 1989. From 1990 to 1992, Mr. Ihle served as Senior Vice President - Finance and Controller for Northwest Airlines, and from 1963 to 1989 served in various positions, including Executive Vice President - Finance, for Pillsbury Co. Mr. Ihle also served as past Chairman of the Board of Regents of Waldorf College in Forest City, Iowa, and is a past director of Lutheran Brotherhood Insurance Company.

Marlys L. Smith served in various non-executive capacities for us between March 1990 and March 1995, and has been one of our controlling stockholders since 1995.

Thomas J. Witt served as Vice President of Sales and Marketing upon joining us in November 2001 and was appointed to serve as Senior Vice President of Sales and Operations in February 2003. Prior to joining us, Mr. Witt worked as an Account Manager in sales for i2 Technologies, a software company serving motor carriers and third party logistics companies, from November 2000 through November 2001. From 1998 through November 2000, Mr. Witt served as Vice President-Sales for Roehl Transport, Inc., a truckload carrier. Mr. Witt has over twenty years of experience in sales and marketing, primarily in the transportation industry.

Douglas C. Sandvig was appointed Chief Financial Officer on March 5, 2004, and has held the title of Senior Vice President since February 2003 and Treasurer since October 2003. Mr. Sandvig served as Controller from July 1997 to March 2004 and Chief Accounting Officer from May 2000 to March 2004. Mr. Sandvig also served as Vice President from September 2002 to February 2003. Prior to joining us, Mr. Sandvig was employed as a Tax Manager with Schnurr and Company LLP, a regional public accounting firm, from 1990 to 1997. Mr. Sandvig is a certified public accountant.

Chad A. Johnson has served as Vice President of Vehicle Operations since joining us in August 2003. Prior to joining us, Mr. Johnson was employed by Ruan Transportation Management Systems, a transportation management company. Mr. Johnson was employed by Ruan for approximately 19 years during which time he worked in many different capacities, including, most recently, from January 2001 until August 2003, as Vice President - Vehicle Maintenance, from July 2000 through December 2000 as Director of Operations - Vehicle Services, from June 1999 through June 2000 as Director of Vehicle Maintenance, and from January 1997 through May 1999 as Corporate Operations Manager.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES FOR DIRECTOR PRESENTED IN PROPOSAL 1.

CORPORATE GOVERNANCE

Board of Directors

Meetings of the Board of Directors. During 2004, our board of directors met on nine occasions and acted by written consent in lieu of a meeting on one occasion. Each of the directors attended 75% or more of the meetings of the board of directors and the meetings held by all of the committees of the board on which the director served. We encourage the members of our board to attend our annual meetings of stockholders. All of our then-current directors attended the 2004 annual meeting of stockholders.

Director Compensation. For the year commencing with our 2004 annual meeting of stockholders, directors who were not employed by us received a $7,500 annual retainer, $1,000 for each meeting of the board of directors attended by the director ($500 if attended telephonically), and $500 per committee meeting attended by the director (whether in person or telephonically). In addition to the compensation received by non-employee directors generally, the Chairman of our audit committee received a $5,000 annual retainer paid in advance at the 2004 annual meeting. For the year commencing with our 2005 annual meeting of stockholders, in addition to the other fees noted above, we anticipate that for directors who were not employed by us, the annual retainer will be increased to $10,000 and the Chairman of our compensation committee will receive a $1,500 annual retainer paid in advance at the annual meeting. Directors are also reimbursed for their expenses incurred in attending the meetings. In 2004, Mr. Christenberry and Ihle also received an option to purchase 1,000 shares of our Class A Common Stock at the closing market price on the date of the annual meeting. In 2005, non-employee directors who are elected at the annual meeting will receive an option to purchase 3,000 shares of our Class A Common Stock at the closing market price on the date of the annual meeting, assuming the 2005 Omnibus Stock Plan is approved by our stockholders. The options granted to non-employee directors vest on the one-year anniversary of the date of grant, and expire on the six-year anniversary of the date of grant.

Director Independence. Our Class A Common Stock is listed on the Nasdaq SmallCap Market, and therefore it is subject to the listing standards, including standards relating to corporate governance, embodied in applicable rules promulgated by the National Association of Securities Dealers, Inc. ("NASD"). The board of directors has determined that Terry G. Christenberry, Labh S. Hira and Herbert D. Ihle are "independent" under NASD Rule 4200(a)(15). In accordance with NASD Rule 4350(c)(2), our independent directors hold regularly scheduled meetings, referred to as "executive sessions," at which only the independent directors are present. During 2004, the independent directors met in executive session on five occasions.

Stockholder Communications. Our board of directors provides a process for stockholders to send written communications to the entire board or individual directors. If you wish to send a communication to the entire board of directors, your communication should be sent via certified mail, return receipt requested, and addressed as follows: The board of directors, Smithway Motor Xpress Corp., c/o Chief Executive Officer, 2031 Quail Avenue, Fort Dodge, Iowa 50501. Written communications addressed in this manner will be copied and distributed to each director at or prior to the next board meeting. If you wish to communicate with an individual director, your communication should be sent via certified mail, return receipt requested, and addressed as follows: Name - Director, Smithway Motor Xpress Corp., c/o Chief Executive Officer, 2031 Quail Avenue, Fort Dodge, Iowa 50501. Written communications received in this manner will not be opened, but rather delivered unopened to the director to whom they are addressed at or prior to the next board meeting. Any communication addressed to an individual director may be disclosed by that director, in his or her sole discretion, to other members of the board or management, if that director believes such disclosure is appropriate under the circumstances.

Committees of the Board of Directors

The board of directors has standing audit and compensation committees. Messrs. Christenberry, Hira and Ihle are the current members of both the audit and compensation committees.

The Audit Committee

Purpose, Functions, Composition, and Meetings of the Audit Committee. The audit committee is responsible for the appointment, compensation, retention and oversight of the work of any independent auditors engaged by us for the purpose of preparing or issuing an audit report or performing other audit or similar services for us. The audit committee meets with our independent auditors to discuss our financial statements and matters relating to their independence, as well as to ensure that the scope of their activities has not been restricted and that adequate responses to their recommendations and inquiries have been received. The audit committee also periodically meets with management to discuss our financial statements and the adequacy of our internal financial controls. In addition, the audit committee reviews and approves our transactions with related parties, in the absence of the appointment of a special committee for that purpose.

The audit committee currently is comprised of Terry G. Christenberry, Labh S. Hira and Herbert D. Ihle. Mr. Christenberry serves as the Chairman of the audit committee. Each member of the audit committee satisfies the independence and audit committee membership criteria set forth in NASD Rule 4350(d)(2). Specifically, each member of the audit committee:

- is independent under NASD Rule 4200(a)(15);
- meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended;
- did not participate in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and
- is able to read and understand fundamental financial statements, including our balance sheet, statement of operations, statement of stockholders' equity and statement of cash flows.

The audit committee met four times during 2004. Each member of the audit committee attended at least 75% of the audit committee meetings held during 2004.

Audit Committee Financial Expert. The board of directors has determined that Herbert D. Ihle is an "audit committee financial expert," as defined under Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission ("SEC"), based upon education and work experience.

Audit Committee Charter. Since 1997, the audit committee has operated pursuant to a written charter detailing its powers and duties. In 2003, the audit committee amended and restated its charter to comply with certain requirements of the Sarbanes-Oxley Act of 2002. In February 2004, the audit committee again amended and restated its charter to comply with the requirements of NASD Rule 4350(d)(1). This charter was included as an appendix to the proxy statement for our 2004 annual meeting of stockholders.

Audit Committee Report for 2004

The primary purpose of the audit committee is to assist the board of directors in fulfilling its oversight responsibilities relating to the quality and integrity of our company's financial reports and financial reporting processes and systems of internal controls. Our management has primary responsibility for our financial statements and the overall reporting process, including maintenance of our system of internal controls. We retain independent auditors who are responsible for conducting an independent audit of our financial statements, in accordance with generally accepted auditing standards, and issuing a report thereon. In performing its duties, the audit committee has discussed our financial statements with management and our independent auditors and, in issuing this report, has relied upon the responses and information provided to the audit committee by management and the independent auditors.

For the fiscal year ended December 31, 2004, the audit committee has reviewed and discussed the audited financial statements with management and KPMG LLP, our independent auditors. Specifically, the audit committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380), which include, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

The audit committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the independent auditors the independent auditors' independence.

Based on the foregoing reviews and meetings, the audit committee recommended to our board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the SEC. The audit committee also approved the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2005, subject to the ratification of our company's stockholders.

AUDIT COMMITTEE:

Terry G. Christenberry (Chairman)
Labh S. Hira
Herbert D. Ihle

The Audit Committee Report shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, notwithstanding any general statement contained in any filings incorporating this proxy statement by reference, except to the extent we incorporate such report by specific reference.

The Compensation Committee

The compensation committee of the board of directors met three times during 2004. Terry G. Christenberry, Labh S. Hira and Herbert D. Ihle currently serve on the compensation committee, with Mr. Ihle serving as Chairman. This committee reviews all aspects of compensation of our executive officers and makes recommendations on such matters to the full board of directors. Each member of the compensation committee attended at least 75% of the compensation committee meetings during 2004.

Other Committees

With the exception of the audit committee and the compensation committee, the board does not maintain any other standing committees. However, certain procedures have been adopted by the board of directors regarding director nominees and candidates.

Process for Identifying and Evaluating Director Nominees. We believe that it is appropriate for us not to have a standing nominating committee or a committee performing similar functions because a majority of our independent directors recommend director nominees for our board's selection in accordance with NASD rules, and we believe such a process provides the protections of a full committee at a reduced cost. Because we do not maintain a standing nominating committee, we have no written nominating committee charter; however, we have adopted the nomination procedure described in this section by board resolution.

With regard to qualities and skills, our independent directors believe it is necessary that: (i) at least a majority of the members of the board of directors qualify as "independent" under NASD Rule 4200(a)(15); (ii) at least three members of the board of directors satisfy the audit committee membership criteria specified in NASD Rule 4350(d)(2); and (iii) at least one member of the board of directors eligible to serve on the audit committee has sufficient knowledge, experience, and training concerning accounting and financial matters so as to qualify as an "audit committee financial expert" within the meaning of Item 401(h) of Regulation S-K. In addition to these specific requirements, the independent directors take into account all factors they consider appropriate, which may include experience, accomplishments, education, understanding of our business and the industry in which we operate, specific skills, general business acumen and the highest personal and professional integrity. Generally, the independent directors will first consider current board members because they meet the criteria listed above and possess knowledge of our history, strengths, weaknesses, goals and objectives. We do not pay a fee to any third party to identify, evaluate or assist in identifying or evaluating potential nominees.

Consideration of Director Candidates Recommended by Stockholders. Our independent directors will consider director candidates recommended by stockholders; provided, that the following procedural requirements are satisfied. Candidate recommendations should be mailed via certified mail, return receipt requested, and addressed to the "Independent Directors", Smithway Motor Xpress Corp., c/o Chief Executive Officer, 2031 Quail Avenue, Fort Dodge, Iowa 50501. In order to be considered for inclusion in the proxy statement, a stockholder recommendation must: (i) be received at least 120 days prior to the first anniversary of the date of the proxy statement for the prior year's annual meeting (by November 15, 2005, for director candidates to be considered for nomination for election at the 2006 annual meeting of stockholders); (ii) contain sufficient background information, such as a resume and references, to enable the committee to make a proper judgment regarding his or her qualifications; (iii) be accompanied by a signed consent of the proposed nominee to serve as a director if elected, and a representation that such proposed nominee qualifies as "independent" under NASD Rule 4200(a)(15) or, if the proposed nominee does not qualify, a description of the reason(s) he or she is not "independent"; (iv) state the name and address of the person submitting the recommendation and the number of shares of our Class A or Class B Common Stock owned of record or beneficially by such person; and (v) if submitted by a beneficial stockholder, be accompanied by evidence that the person making the recommendation beneficially owns shares of our Class A or Class B Common Stock.

Code of Business Conduct and Ethics

The board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers, and employees. The Code of Business Conduct and Ethics includes provisions applicable to our principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions, and constitutes a "code of ethics" within the meaning of Item 406(b) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. In 2005, (a) our law firm inadvertently failed to file on a timely basis one report regarding the exercise of a stock option granted to Mr. Owens and (b) each of Messrs. Christenberry and Ihle failed to file on a timely basis one report regarding a grant of stock options to them due to administrative error. You may view copies of Section 16(a) forms our directors and executive officers file with the SEC through our website at www.sxmc.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation paid to our chief executive officer and our other named executive officers for services in all capacities to us for the fiscal years ended December 31, 2004, 2003, and 2002.

	Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Securities Underlying Options (#)**	**All Other Compensation ($) (1)**
G. Larry Owens	2004	197,837	44,084 (2)	--	4,100
Chairman, Chief Executive Officer	2003	157,500	--	--	361
President and Secretary	2002	157,500	--	--	2,160
Thomas J. Witt	2004	142,213	24,500	--	3,055
Senior Vice President of	2003	135,000	--	37,500	675
Sales and Operations	2002	126,000	--	--	2,184
Douglas C. Sandvig	2004	136,154	27,000	--	2,926
Senior Vice President, Chief	2003	102,068	--	--	243
Financial Officer and Treasurer	2002	80,000	--	2,350	1,094
Chad A. Johnson	2004	112,116	15,950	--	2,408
Vice President of Vehicle	2003	42,548 (3)	--	25,000	--
Operations	2002	--	--	--	--

(1) Amounts in 2004 represent our contributions to our 401(k) Plan, including forfeitures re-allocated to participants. In 2003 and 2002, we did not make matching contributions to our 401(k) Plan. Amounts for 2003 and 2002 are comprised solely of forfeitures re-allocated pursuant to the terms of the 401(k) Plan to the accounts of the named executive officers.

(2) Includes a bonus of $9,084 under our 1997 Profit Incentive Plan that was paid by issuing Mr. Owens 695 shares of Class A Common Stock on March 15, 2005 (after payment of withholding taxes by Mr. Owens).

(3) Mr. Johnson joined us in August 2003.

Option Grants in Last Fiscal Year

We granted no stock options to the named executive officers during the fiscal year ended December 31, 2004. We have not granted any stock appreciation rights.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information regarding the exercise of options by the named executive officers during the fiscal year ended December 31, 2004, and information regarding options held by the named executive officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
G. Larry Owens	25,000	124,938	85,000	--	260,690	--
Thomas J. Witt	--	--	24,000	28,500	146,526	177,422
Douglas C. Sandvig	--	--	37,350	--	146,692	--
Chad A. Johnson	--	--	10,000	15,000	59,490	89,235

(1) Market value of underlying securities on date of exercise minus the exercise price.
(2) Market value of underlying securities at fiscal year-end minus the exercise price.

1997 Profit Incentive Plan

On May 8, 1997, we adopted the 1997 Profit Incentive Plan to provide an incentive for future service for selected employees. Under this plan, for each full fiscal year we set aside for delivery to the plan participants in accordance with their respective designated percentages, a number of shares of Class A Common Stock having a fair market value on the distribution date equal to a designated percentage of our consolidated net earnings for the applicable fiscal year. Distributions for any fiscal year are made after the close of the fiscal year. We may withhold sufficient shares from any distribution to cover withholding obligations.

In 2004, Mr. Owens participated in the 1997 Profit Incentive Plan and was entitled to receive a payout in shares of our Class A Common Stock equal to 0.6% of our 2004 consolidated net earnings. On March 15, 2005, we issued Mr. Owens 695 shares of Class A Common Stock under this plan, which is equivalent to a payout of $9,084 (1,477 shares of Class A Common Stock) under the plan following the withholding of shares to cover Mr. Owens' withholding obligations.

Our board of directors recently terminated the 1997 Profit Incentive Plan and no payments will be made pursuant to the plan in future years.

Change-In-Control Arrangements and Other Rights Triggered Upon a Change-In-Control

We have entered into Change-In-Control Agreements with each of the named executive officers other than Mr. Witt. The Change-In-Control Agreements in general provide that if the named executive officer is involuntarily terminated in connection with the occurrence of certain change-in-control events, then the named executive officer will be entitled to a severance payment in an amount intended to compensate him for any salary that he would have otherwise been entitled to receive during the 24 month period following the occurrence of the change-in-control event (this 24 month period being referred to as the "Transition Period"). During the Transition Period, the named executive officer also would be entitled to participate in any health, disability and life insurance plans in which he participated prior to his termination, and to be compensated for any legal fees he incurs in connection with the enforcement of his rights under the Change-In-Control Agreement. The change-in-control events giving rise to the named executive officer's rights under the Change-In-Control Agreement include, in general terms, (i) the acquisition by certain persons of beneficial ownership, whether directly or indirectly, of securities representing 35% or more of the combined voting power of our then outstanding securities, (ii) a failure of the continuing directors to constitute a majority of the board of directors, (iii) our consummation of a reorganization, merger or consolidation, or a statutory exchange of our outstanding voting securities, and (iv) a complete liquidation or dissolution or sale or other disposition of all or substantially all of our assets.

In addition, under certain circumstances in which there is a change of control, holders of outstanding stock options granted under our Incentive Stock Plan, New Employee Incentive Stock Plan and Outside Director Stock Option Plan may be entitled to exercise such options notwithstanding that such options may otherwise not have been fully exercisable. Similar rights could be extended to holders of other awards under our equity compensation plans if any such awards are granted.

Compensation Committee Interlocks, Insider Participation and Related Party Transactions

Compensation Committee Interlocks, Insider Participation. Messrs. Hira, Ihle and Christenberry and Robert E. Rich (through May 2005) served as the compensation committee in 2004. None of such individuals has been our officer or employee.

Related Party Transactions. We had no related party transactions in 2004 required to be disclosed in this proxy statement.

Compensation Committee Report on Executive Compensation

The compensation committee of the board of directors prepared the following report on executive compensation for the fiscal year ended December 31, 2004.

Under the compensation committee's supervision, our company has adopted compensation policies that seek to attract and retain excellent management personnel and align the interests of executive officers with the interests of stockholders. The three primary components of executive officer compensation are base salary, bonus and stock-based compensation.

Base Salary. For 2004, our company did not increase the base salary of Mr. Johnson. Messrs. Owens, Sandvig and Witt received modest increases in base salary in 2004, primarily to reflect a cost-of-living increase.

In determining the base salaries of our company's executive officers for 2004, the compensation committee reviewed individual performance and the compensation of persons holding similar positions at other publicly traded truckload carriers. The compensation committee took into account the relative size of comparable companies, growth rates, geographic considerations and operating performance. The compensation committee believes that the base salaries of its executive officers, other than the base salary of the chief executive officer that is discussed separately below, have been at or below the average levels paid by comparable, publicly traded truckload carriers, primarily due to operating performance and geographic considerations.

Bonus Compensation. In 2004, the compensation committee awarded the executive officers a discretionary bonus based upon the individuals' and our company's consolidated performance during 2004. In 2004, Mr. Owens also participated in our 1997 Profit Incentive Plan that paid him a bonus amount equal to a percentage of our consolidated net earnings. All of the named executive officers received a bonus for 2004. The compensation committee has implemented a bonus program for 2005 pursuant to which the executive officers are eligible to receive cash bonuses. An amount equal to 50% of each executive officer's targeted bonus amount will be earned based on our company's achievement of our quarterly net income goals. The other 50% of each executive officer's targeted bonus amount will be earned based on the achievement by each executive officer of highly-specific individual goals; provided, that our company achieves annual net income equal to at least 75% of our annual net income goal. The component of the bonus based on our company's net income will be earned and paid quarterly while the component of the bonus based on individual goals will be earned on an annual basis and paid following completion of 2005.

Stock-Based Compensation. The compensation committee believes that the use of stock-based compensation as a component of potential compensation can align the interests of executive officers and stockholders and encourage executive officers to focus on long-term, profitable growth. From time-to-time the compensation committee has made or recommended stock option grants and other stock awards to executive officers. Mr. Owens received an award of 695 shares of our Class A Common Stock in 2004.

Benefits. We believe that we must offer a competitive benefits program to attract and retain our executive officers. During 2004, we provided medical and other benefits to our executive officers that are generally available to our other employees, as well as a car allowance.

Chief Executive Officer. In 2004, we increased Mr. Owens' annual base salary from $157,500 to $200,000. The compensation committee believes that Mr. Owens' base salary was reasonable in relation to the base salaries of chief executive officers of comparable companies. As noted above, in 2004 Mr. Owens participated in our 1997 Profit Incentive Plan pursuant to which he was eligible to earn a bonus equal to a percentage of our company's net earnings. Under this plan, Mr. Owens received a bonus of $9,084, which was payable in shares of our Class A Common Stock; he received 695 shares of Class A Common Stock following the Company's withholding of shares to pay taxes on Mr. Owens' behalf. The board of directors recently terminated the 1997 Profit Incentive Plan. Mr. Owens also received a $35,000 discretionary bonus based upon his and our company's consolidated performance during 2004. As one of our company's largest stockholders, Mr. Owens' net worth is directly affected by our company's performance and stock price.

COMPENSATION COMMITTEE:

Herbert D. Ihle (Chairman)
Terry G. Christenberry
Labh S. Hira

The Compensation Committee Report on Executive Compensation, and the performance graph appearing later in this proxy statement shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, notwithstanding any general statement contained in any filing incorporating this proxy statement by reference, except to the extent we incorporate this report or the graph by specific reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 14, 2005, the number and percentage of outstanding shares of Class A and Class B Common Stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each director, by each named executive officer, and by all of our directors and executive officers as a group. We had outstanding 3,901,624 shares of Class A Common Stock (each entitled to one vote) and 1,000,000 shares of Class B Common Stock (each entitled to two votes) as of March 14, 2005. The business address for all persons indicated below is 2031 Quail Avenue, Fort Dodge, Iowa 50501.

			Percentage of Outstanding Shares		
Name of Beneficial Owner or Identity of Group	**Title of Class**	**Amount and Nature of Beneficial Ownership (1)**	**Class A Common Stock**	**Class B Common Stock**	**Common Stock**
Directors and executive officers:					
G. Larry Owens	Class A Common Stock	285,237 (2)	7.2%	--	5.7%
Terry G. Christenberry	Class A Common Stock	23,800 (3)	*	--	*
Labh S. Hira	Class A Common Stock	--	--	--	--
Herbert D. Ihle	Class A Common Stock	12,000 (4)	*	--	*
Marlys L. Smith	Class A Common Stock	1,093,856 (5)	28.0%	--	22.3%
	Class B Common Stock	1,000,000 (5)	--	100.0%	20.4%
Thomas J. Witt	Class A Common Stock	24,000 (6)	*	--	*
Douglas C. Sandvig	Class A Common Stock	40,100 (7)	1.0%	--	*
Chad A. Johnson	Class A Common Stock	10,000 (8)	*	--	*
Executive officers and directors as a group	Class A Common Stock	1,488,993 (9)	36.5%	--	29.3%
(8 persons)	Class B Common Stock	1,000,000 (9)	--	100.0%	20.4%

* Less than 1%.

(1) In accordance with applicable rules under the Securities Exchange Act of 1934, as amended, the number of shares indicated as beneficially owned by a person includes shares of Class A Common Stock underlying options that are currently exercisable or will be exercisable within 60 days from March 14, 2005. Shares of Class A Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days from March 14, 2005, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated all shares are owned directly.

(2) Consists of (a) 175,695 shares of Class A Common Stock, (b) 24,342 shares of Class A Common Stock allocated to the account of Mr. Owens under our 401(k) plan, (c) 200 shares of Class A Common Stock held as custodian for Mr. Owens' minor children under the Uniform Gifts to Minors Act, as to which

beneficial ownership is disclaimed, and (d) options to purchase 85,000 shares of Class A Common Stock that are currently exercisable or will become exercisable within 60 days from March 14, 2005.

(3) Consists of (a) 12,300 shares of Class A Common Stock, (b) 2,500 shares of Class A Common Stock held under the Christenberry, Collett & Company, Inc. 401(k) Plan, a unitized plan that has allocated approximately 25% of the Plan assets to Mr. Christenberry, as to which beneficial ownership of plan assets not allocated to Mr. Christenberry is disclaimed, and (c) options to purchase 9,000 shares of Class A Common Stock that are currently exercisable or will become exercisable within 60 days from March 14, 2005.

(4) Consists of (a) 3,000 shares of Class A Common Stock and (b) options to purchase 9,000 shares of Class A Common Stock that are currently exercisable or will become exercisable within 60 days from March 14, 2005.

(5) The Class B Common Stock is entitled to two votes per share so long as it is beneficially owned by Ms. Smith or certain members of her immediate family. As a result of this two-class structure, Ms. Smith beneficially owns shares of Class A and Class B Common Stock representing 52.4% of the voting power of all outstanding voting shares. Consists of (a) 858,832 shares of Class A Common Stock, (b) 1,000,000 shares of Class B Common Stock, (c) 190,000 shares of Class A Common Stock held in the name of Melissa Turner as voting trustee for the benefit of the Smith Family Limited Partnership, as to which beneficial ownership is disclaimed, and (d) 45,024 shares of Class A Common Stock held a 401(k) Plan account. Melissa Turner is the daughter of Ms. Smith.

(6) Consists of options to purchase 24,000 shares of Class A Common Stock that are currently exercisable or will become exercisable within 60 days from March 14, 2005.

(7) Consists of (a) 2,750 shares of Class A Common Stock and (b) options to purchase 37,350 shares of Class A Common Stock that are currently exercisable or will become exercisable within 60 days from March 14, 2005.

(8) Consists of options to purchase 10,000 shares of Class A Common Stock that are currently exercisable or will become exercisable within 60 days from March 14, 2005.

(9) Consists of (a) 1,314,643 shares of Class A Common Stock, (b) 1,000,000 shares of Class B Common Stock and (c) options to purchase 174,350 shares of Class A Common Stock that are currently exercisable or will become exercisable within 60 days from March 14, 2005.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return of our Class A Common Stock with the cumulative total stockholder return of the Nasdaq Stock Market (U.S. Companies) and the Nasdaq Trucking & Transportation Stocks.

Comparison of Five—Year Cumulative Total Returns
Performance Graph for
Smithway Motor Xpress Corp.

Produced on 03/24/2005 including data to 12/31/2004



$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
12/31/1999
12/29/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
200.9
174.5
53.8

Legend

Symbol	CRSP Total Returns Index for:	12/1999	12/2000	12/2001	12/2002	12/2003	12/2004
———— ■	Smithway Motor Xpress Corp.	100.0	40.9	44.8	18.7	47.3	174.5
—— —— ★	Nasdaq Stock Market (US Companies)	100.0	60.3	47.8	33.1	49.4	53.8
– – – – – ▲	Nasdaq Trucking & Transportation Stocks SIC 3700—3799, 4200—4299, 4400—4599, 4700—4799 US & Foreign	100.0	90.9	107.5	109.4	156.7	200.9

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year—end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/1999.

13195

Prepared by CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission.

There can be no assurance that our stock performance will continue into the future with the same or similar trends depicted in the graph above. We will not make or endorse any predictions as to future stock performance. The CRSP Index for Nasdaq Trucking & Transportation Stocks includes all publicly held truckload motor carriers traded on the Nasdaq Stock Market, as well as all Nasdaq companies within the Standard Industrial Code Classifications 3700-3799, 4200-4299, 4400-4599, and 4700-4799 US & Foreign.

PROPOSAL 2
APPROVAL OF 2005 OMNIBUS STOCK PLAN

In February 2005, the board of directors unanimously adopted the Smithway Motor Xpress Corp. 2005 Omnibus Stock Plan (the "2005 Plan") subject to approval by our stockholders. The full, authoritative text of the 2005 Plan is attached hereto as Annex A. A summary follows for convenience only. Subject to stockholder approval, only the 2005 Plan document itself is binding on our company or any participant in the 2005 Plan. The board of directors continues to believe that stock-based compensation programs are a key element in achieving the financial and operations objectives of our company. Our compensation programs have been designed to motivate our management and employees to work towards the common goal of maximizing stockholder return. The board of directors believes approval of the 2005 Plan by the stockholders is necessary and desirable to continue such stock-based incentive programs.

Our existing equity compensation plans only permit us to grant stock options to new employees or non-statutory stock options to existing employees. The board of directors believes that the administrative flexibility and various forms of awards available under the 2005 Plan will enable them to provide important incentives to directors, officers, employees and consultants to achieve our strategic business plans. The board of directors also believes that the tools provided under the 2005 Plan are required for our company to compete for, motivate and retain high-quality directors, executives, employees and consultants.

Under our Outside Director Stock Plan, options to purchase 12,000 shares of our Class A Common Stock remained outstanding as of December 31, 2004 and March 14, 2005. Pursuant to its terms, no additional awards may be granted under the Outside Director Stock Plan. Under our Incentive Stock Plan, options to purchase 193,850 shares of our Class A Common Stock remained outstanding as of December 31, 2004 and March 14, 2005. We are permitted to grant options to purchase 254,350 shares of our Class A Common Stock under the Incentive Stock Plan as of March 14, 2005; however, these options must be non-statutory stock options. Under our New Employee Incentive Plan, options to purchase 40,000 shares of our Class A Common Stock remained outstanding as of December 31, 2004 and March 14, 2005. We are permitted to grant options to purchase 360,000 shares of our Class A Common Stock under the New Employee Incentive Plan as of March 14, 2005, but only to new employees. The board of directors has determined that following approval of the 2005 Plan by stockholders, we will no longer be authorized to grant any awards under the Outside Director Stock Plan or Incentive Stock Plan; however, we will continue to be authorized to grant awards to new employees under the New Employee Incentive Plan.

Marlys L. Smith and G. Larry Owens, who together are entitled to cast more than 50% of the votes entitled to be cast at the annual meeting, have indicated that they will vote for the approval of the 2005 Plan, and assuming that they do, the 2005 Plan will be approved.

New Plan Benefits

The future benefits or amounts that would be received under the 2005 Plan by executive officers, non-executive directors and non-executive officer employees are discretionary and are therefore not determinable at this time, except that non-employee directors who are elected at the annual meeting will receive an option to purchase 3,000 shares of our Class A Common Stock at the closing market price on the date of the annual meeting. These options granted to non-employee directors will vest on the one-year anniversary of the date of grant, and expire on the six-year anniversary of the date of grant. The benefits or amounts that would have been received by or allocated to such persons for the last completed fiscal year if the 2005 Plan had been in effect cannot be determined.

Market Price of Class A Common Stock

The closing market price of our Class A Common Stock on March 14, 2005 was $6.00 per share.

SUMMARY DESCRIPTION OF THE 2005 OMNIBUS STOCK PLAN

Purpose of the 2005 Plan

The purpose of the 2005 Plan is to motivate our key personnel to produce a superior return for our stockholders by offering them an opportunity to realize stock appreciation, by facilitating their ownership of our Class A Common Stock and by rewarding them for achieving a high level of corporate performance. The 2005 Plan is also intended to facilitate recruiting and retaining key personnel, including outside directors, consultants and advisors, of outstanding ability.

Shares Available Under the Plan

There are 500,000 shares of our Class A Common Stock available for awards under the 2005 Plan. This number is subject to adjustment for future stock splits, stock dividends and similar changes in the capitalization of our company. The 2005 Plan will remain in effect until all stock subject to it has been distributed or until all awards have expired or lapsed. In addition, our board of directors may terminate the 2005 Plan at any time, subject to the conditions stated in the 2005 Plan. The 2005 Plan is not subject to the Employee Retirement Income Security Act of 1974 and is not a "qualified plan" under Section 401(a) of the Internal Revenue Code of 1986.

Plan Administration

The 2005 Plan is administered by a committee of two or more non-employee members of the board of directors, or by action of the board of directors as permitted in the 2005 Plan. In the event of a conflict between a permitted action of the board of directors and an action of the committee, the action of the board of directors controls. The committee has the authority to interpret the 2005 Plan and any award or agreement made under the 2005 Plan. The committee also has the authority, subject to the terms of the 2005 Plan, to establish, amend, waive and rescind any rules relating to the 2005 Plan. The committee is also responsible for determining when and to whom awards will be granted, the form of each award, the amount of each award and any other terms of an award, consistent with the 2005 Plan.

Members of the committee are designated by our board of directors and serve on the committee for an indefinite term, at the discretion of our board of directors. The committee may delegate all or any portion of its authority to persons who are not non-employee directors solely for purposes of determining and administering awards to persons who are not insiders of our company.

Eligibility

All of our employees and persons who provide services to us and our affiliates, including directors, advisors and consultants, are eligible to receive awards under the 2005 Plan. The selection of those to whom awards under the 2005 Plan are made is within the sole discretion of the committee.

Types of Awards Under the Plan

The types of awards that may be granted under the 2005 Plan include incentive and non-statutory stock options, stock appreciation rights, performance units, restricted stock and other stock-based awards. The following is a brief description of the material characteristics of each type of award.

Incentive and Non-Statutory Stock Options. Incentive stock options are options designated by the committee as incentive stock options that comply with the requirements of Section 422 of the Internal Revenue Code of 1986 or any successor provision. Non-statutory stock options are all options other than incentive stock options. Stock options may be granted and exercised at such times as the committee may determine, but no more than 250,000 shares of Class A Common Stock underlying stock options may be granted to any one person in any year. The purchase price of each share subject to an option shall be determined by the committee and set forth in an option agreement, and, except where determined otherwise by the committee, shall not be less than 100% of the fair market value of a share as of the date the option is granted. Each option shall be exercisable in whole or in part on the terms provided in the agreement. In no event shall any option be exercisable at any time after the expiration of its term. When an option is no longer exercisable, it shall be deemed to have lapsed or terminated.

The purchase price of the shares with respect to which an option is exercised shall be payable in full at the time of exercise. The purchase price may be payable in cash, by delivery or tender of shares having a fair market value as of the date the option is exercised equal to the purchase price of the shares being purchased pursuant to the option, or a combination thereof, as determined by the committee, but no fractional shares will be issued or accepted. A participant exercising a stock option shall not be permitted to pay any portion of the purchase price with shares if, in the opinion of the committee, payment in such manner could have adverse financial accounting consequences for our company. The committee may also provide for a reload option, in which a participant who exercises an option and pays the option price in whole or in part with shares then owned by the participant will be entitled to receive another option covering the same number of shares tendered and with a price of no less than fair market value of our Class A Common Stock on the date of grant of such additional option.

With respect to incentive stock options, the committee retains full authority to impose other conditions, limitations or provisions where needed to qualify the option as an incentive stock option. For example, the purchase price of each share subject to an incentive stock option shall not be less than 100% of the fair market value of a share as of the date the incentive stock option is granted if this limitation is necessary to qualify as an incentive stock option. The aggregate fair market value of the shares with respect to which incentive stock options held by an individual first become exercisable in any calendar year shall also not exceed $100,000 (or such other limit required by law) if this limitation is necessary to qualify the option as an incentive stock option. Any stock options exceeding this limit will be treated as non-statutory stock options. An incentive stock option will also not be exercisable more than 10 years after the date of grant (or such other limit imposed by law) if this limitation is necessary to qualify the option as an incentive stock option.

In addition, no participant may receive an incentive stock option under the 2005 Plan if, at the time the award is granted, the participant owns shares possessing more than 10% of the total combined voting power of all classes of stock of our company or our subsidiaries, *unless* (1) the option price for that incentive stock option is at least 110% of the fair market value of the shares subject to that incentive stock option on the date of grant and (2) that option is not exercisable after the date five years from the date of grant.

Stock Appreciation Rights and Performance Units. The recipient of a stock appreciation right receives, upon exercise of the right and subject to the terms and conditions specified by the committee, all or a portion of the excess of the fair market value of a specified number of shares as of the date of exercise of the right over a specified price that shall not be less than 100% of the fair market value of such shares as of the date of grant of the right. Payment shall be made upon exercise of a stock appreciation right, subject to terms and conditions imposed by the committee in the agreement. No stock appreciation right shall be exercisable at any time after the expiration of its term, and when a stock appreciation right is no longer exercisable, it shall be deemed to have lapsed or terminated. In no event may a participant be awarded more than 250,000 shares in the form of stock appreciation rights in any year.

An award of performance units under the 2005 Plan entitles the recipient to future payments of cash, shares or a combination of cash and shares, as determined by the committee, based upon the achievement of pre-established performance targets. The committee shall determine the extent to which performance targets have been attained and the amount of payment due for such satisfaction.

Note that an agreement may permit an acceleration of the performance cycle, and an adjustment of performance targets and payments with respect to some or all of the performance units awarded to a participant, upon the occurrence of certain events, which may, but need not include, without limitation, a fundamental change in our company as defined in the 2005 Plan, the participant's death or retirement or other events affecting the capitalization of our company.

Restricted Stock and Other Stock-Based Awards. The committee may award restricted stock under the 2005 Plan, which is stock subject to specified restrictions on transfer and conditions of forfeiture. A holder of restricted stock shall have all the other rights of a stockholder, including the right to receive dividends and the right to vote. No more than 250,000 of the total number of shares available as awards under the 2005 Plan shall be issued as restricted stock.

The committee may also award stock or other awards, such as securities convertible into stock and phantom securities. The granting of such awards is within the discretion of the committee; however, no more than 250,000 of the total number of shares available for awards under the 2005 Plan shall be issued during the term of the 2005 Plan in the form of stock without restrictions.

Acceleration of Awards, Lapse of Restrictions, Forfeiture

The committee may provide in an award agreement for the lapse or waiver of restrictions or conditions on restricted stock or other awards, or acceleration of the vesting of stock options, stock appreciation rights and other awards, or acceleration of the term with respect to which the achievement of performance targets for performance units is determined in the event of a fundamental change in the corporate structure of our company, upon a change of control of our company or upon the participant's death, disability or retirement.

If the participant's employment or other relationship with our company or our affiliates is terminated for any reason, then any unexercised portion of the award will generally be forfeited, except as provided in the award agreement or by the committee.

Adjustments, Modifications, Termination

The board of directors may at any time terminate, suspend or modify the 2005 Plan. And, except as where stated otherwise in the 2005 Plan, the committee may at any time alter or amend any or all agreements under the 2005 Plan to the extent permitted by law. No termination, suspension, or modification of the 2005 Plan will materially and adversely affect any right acquired by a participant before the date of such termination, suspension, or modification. However, any and all adjustments made in response to changes in the capitalization of our company will be conclusively presumed to not adversely affect any rights of award recipients. If we experience a change in capitalization, a fundamental change, or any other relevant change as described in the 2005 Plan, the committee may make appropriate adjustments to the awards in order to prevent enlargement of rights or inappropriate dilution of rights.

Federal Tax Considerations (United States Only)

This section summarizes the material federal income tax consequences that may result from awards made under the 2005 Plan. Because this is only a summary, issues that are material to a participant may not be discussed. Furthermore, the tax laws are subject to legislative changes and new or revised administrative or judicial interpretations. Participants may also incur foreign, state or local tax consequences that are not discussed in this summary.

Incentive Stock Options. Participants will realize no taxable income, and we will not be entitled to any related deduction, when participants are granted an incentive stock option. If certain statutory employment and holding period conditions are satisfied before a participant disposes of the shares acquired pursuant to the exercise of such an option, then the participant will not realize any taxable income upon the exercise of such an option and we will not be entitled to any deduction in connection with such exercise. Upon disposition of the shares after expiration of the statutory holding periods, any gain or loss a participant realizes will be a capital gain or loss. We will not be entitled to a deduction with respect to a disposition of the shares by a recipient after the expiration of the statutory holding periods.

Except in the event of death, if a recipient disposes of the shares acquired upon exercise of an incentive stock option before the expiration of the statutory holding periods, the recipient will be considered to have realized as compensation, taxable as ordinary income in the year of disposition in an amount, not exceeding the gain realized on such disposition, equal to the difference between the exercise price and the fair market value of the shares on the date of exercise of the option. We will be entitled to a deduction at the same time and in the same amount as the participant is deemed to have realized ordinary income. Any gain realized on the disposition in excess of the amount treated as compensation or any loss realized on the disposition will constitute capital gain or loss, respectively. If a participant pays the option price with shares that were originally acquired pursuant to the exercise of an incentive stock option and the statutory holding periods for such shares have not been met, the participant will be treated as having made a disqualifying disposition of such shares, and the tax consequences of such disqualifying disposition will be as described above.

The foregoing discussion applies only for regular tax purposes. For alternative minimum tax purposes, an incentive stock option will be treated as if it were a non-statutory stock option, the tax consequences of which are discussed below.

Non-Statutory Stock Options. Participants will realize no taxable income, and we will not be entitled to any related deduction, when any nonqualified stock option is granted under the 2005 Plan. Upon exercise of a nonqualified stock option, a participant will realize ordinary income, and we will be entitled to a deduction, equal to the excess of the fair market value of the shares on the date of exercise over the option price. Upon disposition of the shares, any additional gain or loss realized by a participant will be taxed as a capital gain or loss.

Stock Appreciation Rights and Performance Units. Generally, participants will realize no income upon the award of a stock appreciation right or performance units. Participants will realize ordinary income, and we will be entitled to a corresponding deduction, when cash or shares are delivered to a participant upon exercise of a stock appreciation right or in payment of the performance unit award. The amount of ordinary income and deduction will be the amount of cash, plus fair market value of the shares received on the date the participant receives them. Upon a subsequent disposition of shares a participant receives, any additional gain or loss a participant realizes will be taxed as capital gain or loss.

Restricted Stock and Other Stock-Based Awards. With respect to awards of unrestricted stock, generally (a) participants will realize ordinary income and we will be entitled to a corresponding deduction upon the grant of the unrestricted stock and (b) the amount of such ordinary income and deduction will be the fair market value of such unrestricted stock on the date of the grant.

Unless a participant files an election to be taxed under Section 83(b) of the Internal Revenue Code of 1986, the following federal tax consequences will generally apply to an award of restricted stock:

- a participant will not realize income upon the grant of the restricted stock;
- a participant will realize ordinary income, and we will be entitled to a corresponding deduction, when the restrictions on the participant's stock have been removed or have expired; and
- the amount of a participant's ordinary income and our deduction will be the fair market value of the stock on the date the restrictions are removed or expire.

If a participant elects to be taxed under Section 83(b) or if a participant is awarded unrestricted stock, then the tax consequences to the participant and us will be determined as of the date of the grant of the stock, rather than as of the date of the removal or expiration of the restrictions.

When a participant disposes of restricted or unrestricted stock, the difference between the amount the participant receives upon the disposition and the fair market value of the shares on the date the participant realized ordinary income will be taxed as a capital gain or loss.

Withholding. The 2005 Plan permits us to withhold from cash awards, and to require participants to pay us, cash sufficient to cover any required withholding taxes. In lieu of cash, the committee may permit participants to cover withholding obligations through a reduction in the number of shares delivered to participants or through the surrender to us of shares of our Class A Common Stock that a participant owns.

Restrictions on Transfer of Awards

Except as provided otherwise in the 2005 Plan, the only person who may exercise an option, stock appreciation right, or receive payments pursuant to performance units or any other award, is the participant who received such award under the 2005 Plan.

No award of restricted stock (before the expiration of the restrictions), options, stock appreciation rights, performance units or other award, may be sold, assigned, transferred, exchanged or otherwise encumbered, except under the following limited circumstances:

- transfers or grants to a successor in interest in the event of the participant's death;
- pursuant to a qualified domestic relations order as defined in the Internal Revenue Code of 1986 or Title 1 of the Employee Retirement Income Security Act of 1974; or
- the committee specifically authorizes a transfer of the interest in the award where no consideration accompanies the transfer.

Any attempted transfer not permitted by the 2005 Plan is ineffective. And, where a transfer is authorized, the transferee continues to be subject to the terms and conditions of the award as existed immediately before the transfer.

Resale Considerations

Shares of stock acquired under the 2005 Plan by persons other than our affiliates, as defined in Rule 405 under the Securities Act of 1933, may be resold without registration under the Securities Act of 1933. Generally, our affiliates may resell the shares obtained under the 2005 Plan as follows:

- in compliance with Rule 144 under the Securities Act of 1933;
- under an applicable exemption to the registration requirements of the Securities Act of 1933; or
- in connection with an effective registration statement under the Securities Act of 1933.

Recipients who are our directors or executive officers or who are directly or indirectly the beneficial owners of more than 10% of any class of equity security that is registered pursuant to Section 12 of the Securities Exchange Act of 1934 must also comply with the reporting and trading requirements of Section 16 of the Securities Exchange Act of 1934 and the rules and regulations of the SEC under that statute.

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 for our compensation plans under which securities may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity Compensation Plans Approved by Securityholders	245,850	$3.90	614,350
Equity Compensation Plans Not Approved by Securityholders	8,000	$2.60	-
Total	253,850	$3.86	614,350

Equity Compensation Plans Not Approved By SecurityHolders

On July 27, 2000, we made a one-time grant to each of our three non-employee directors of an option to purchase 4,000 shares of our Class A Common Stock. The exercise price was set at 85% of the closing price on the date of the grant ($2.60), and the options vested immediately. During 2004, one director's option to purchase 4,000 shares was forfeited due to his retirement. The remaining options expire on July 27, 2006. These grants were not subject to stockholder approval.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 2 TO APPROVE THE 2005 OMNIBUS STOCK PLAN.

PROPOSAL 3
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Principal Accounting Fees and Services

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for 2003 and 2004, and fees for other services rendered by KPMG LLP relating to such fiscal years. KPMG LLP has served as our independent auditors since December 1994. Representatives of KPMG LLP are expected to be present at the annual meeting and will have an opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

Description of Fees	2004	2003
Audit Fees[(1)]	$ 107,200	$ 94,000
Audit-Related Fees[(2)]	5,800	6,525
Total Audit and Audit-Related Fees	113,000	100,525
Tax Fees:		
Tax Compliance Fees[(3)]	15,850	9,530
Tax Consultation and Advice Fees	--	--
Total Tax Fees	15,850	9,530
All Other Fees	--	--
Total	$ 128,850	$ 110,055

(1) Audit fees in 2003 and 2004 consisted of the annual audit and quarterly reviews of the Company's consolidated financial statements, statutory audit and assistance with and review of documents filed with the SEC.
(2) Audit-related fees in 2003 and 2004 consisted of employee benefit plan audits.
(3) Tax compliance fees in 2003 and 2004 consisted of preparation of federal and state income tax returns.

Approval of Independent Auditor Services and Fees

Our audit committee maintains a policy pursuant to which it pre-approves all audit, audit-related, tax, and other permissible non-audit services provided by our principal independent auditors in order to assure that the provision of such services is compatible with maintaining the auditors' independence. Under this policy, the audit committee pre-approves, on an annual basis, specific types or categories of engagements constituting audit, audit-related, tax or other permissible non-audit services to be provided by the principal independent auditors. Pre-approval of an engagement for a specific type or category of services generally is provided for up to one year and typically is subject to a budget comprised of a range of anticipated fee amounts for the engagement. Management and the independent auditors are required to periodically report to the audit committee regarding the extent of services provided by the independent auditors in accordance with the annual pre-approval, and the fees for the services performed to date. To the extent that management believes that a new service or the expansion of a current service provided by the principal independent auditors is necessary or desirable, such new or expanded services are presented to the audit committee for its review and approval prior to the engagement of the principal independent auditors to render such services. No audit-related, tax, or other non-audit services were approved by the audit committee pursuant to the de minimus exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C) of Regulation S-X during 2004.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 3 TO RATIFY THE SELECTION OF KPMG LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005.

OTHER MATTERS

The board of directors does not intend to present at the annual meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters are properly brought before the annual meeting or any adjournment thereof, the proxy holders named in the accompanying form of proxy will have discretionary authority to vote proxies in accordance with their judgment with respect to such matters, unless the person executing any such proxy indicates that such authority is withheld.

Our 2004 Annual Report to Stockholders, including financial statements, is being mailed with this proxy statement.

Stockholders who wish to obtain a copy of our 2004 Annual Report on Form 10-K, as filed with the SEC, may do so without charge by writing to Smithway Motor Xpress Corp., c/o Chief Executive Officer, 2031 Quail Avenue, Fort Dodge, Iowa 50501.

Smithway Motor Xpress Corp.

G Larry Owens

G. Larry Owens
Chairman of the Board, Chief Executive Officer,
President, and Secretary

April 15, 2005

ANNEX A

SMITHWAY MOTOR XPRESS CORP.
2005 OMNIBUS STOCK PLAN

1. **PURPOSE**. The purpose of the Smithway Motor Xpress Corp. 2005 Omnibus Stock Plan (the "Plan") is to promote the interests of the Company and its stockholders by providing key personnel of the Company and its Affiliates with an opportunity to acquire a proprietary interest in the Company and reward them for achieving a high level of performance and thereby develop a stronger incentive to put forth maximum effort for the continued success and growth of the Company and its Affiliates. In addition, the opportunity to acquire a proprietary interest in the Company will aid in attracting and retaining key personnel of outstanding ability. The Plan is also intended to provide Outside Directors with an opportunity to acquire a proprietary interest in the Company, to compensate Outside Directors, consultants and advisors for their contribution to the Company and to aid in attracting and retaining Outside Directors and qualified consultants and advisors.

2. **DEFINITIONS**.

2.1 *GENERAL*. The capitalized terms used elsewhere in the Plan have the meanings set forth below.

(a) "Affiliate" means any corporation that is a "parent corporation" or "subsidiary corporation" of the Company, as those terms are defined in Code Sections 424(e) and (f), or any successor provisions.

(b) "Agreement" means a written contract (i) consistent with the terms of the Plan entered into between the Company or an Affiliate and a Participant and (ii) containing the terms and conditions of an Award in such form and not inconsistent with the Plan as the Committee shall approve from time to time, together with all amendments thereto, which amendments may be unilaterally made by the Company (with the approval of the Committee) unless such amendments are deemed by the Committee to be materially adverse to the Participant and not required as a matter of law.

(c) "Award" or "Awards" means a grant made under the Plan in the form of Restricted Stock, Options, Stock Appreciation Rights, Performance Units, Stock or any other stock-based award.

(d) "Board" means the Board of Directors of the Company.

(e) "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time or any successor statute.

(f) "Committee" means two or more Non-Employee Directors designated by the Board to administer the Plan under Section 3.1 of the Plan and constituted so as to permit grants thereby to comply with Exchange Act Rule 16b-3 and Code Section 162(m).

(g) "Company" means Smithway Motor Xpress Corp., a Nevada corporation, or any successor to all or substantially all of its businesses by merger, consolidation, purchase of assets or otherwise.

(h) "Effective Date" means the date specified in Section 12.1 of the Plan.

(i) "Employee" means an employee (including an officer or director who is also an employee) of the Company or an Affiliate.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended and in effect from time to time or any successor statute.

(k) "Exchange Act Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as now in force and in effect from time to time or any successor regulation.

(l) "Fair Market Value" as of any date means, unless otherwise expressly provided in the Plan:

(i) the closing sale price of a Share on the date of grant, or, if no sale of Shares shall have occurred on that date, on the next preceding day on which a sale of Shares occurred

(A) on the composite tape for New York Stock Exchange listed shares, or

(B) if the Shares are not quoted on the composite tape for New York Stock Exchange listed shares, on the principal United States Securities Exchange registered under the Exchange Act on which the Shares are listed, or

(C) if the Shares are not listed on any such exchange, on the National Association of Securities Dealers, Inc. Automated Quotations National Market System or any system then in use, or

(ii) if clause (i) is inapplicable, the mean between the closing "bid" and the closing "asked" quotation of a Share on the date immediately preceding that date, or, if no closing bid or asked quotation is made on that date, on the next preceding day on which a closing bid and asked quotation is made, on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or

(iii) if clauses (i) and (ii) are inapplicable, what the Committee determines in good faith to be 100% of the fair market value of a Share on that date, using such criteria as it shall determine, in its sole discretion, to be appropriate for valuation.

However, if the applicable securities exchange or system has closed for the day at the time the event occurs that triggers a determination of Fair Market Value, whether the grant of an Award, the exercise of an Option or Stock Appreciation Right or otherwise, all references in this paragraph to the "date immediately preceding that date" shall be deemed to be references to "that date." In the case of an Incentive Stock Option, if this determination of Fair Market Value is not consistent with the then current regulations of the Secretary of the Treasury, Fair Market Value shall be determined in accordance with those regulations. The determination of Fair Market Value shall be subject to adjustment as provided in Section 16 of the Plan.

(m) "Fundamental Change" means a dissolution or liquidation of the Company, a sale of substantially all of the assets of the Company, a merger or consolidation of the Company with or into any other corporation, regardless of whether the Company is the surviving corporation, or a statutory share exchange involving capital stock of the Company.

(n) "Incentive Stock Option" means any Option designated as such and granted in accordance with the requirements of Code Section 422 or any successor provision.

(o) "Insider" as of a particular date means any person who, as of that date is an officer of the Company as defined under Exchange Act Rule 16a-1(f) or its successor provision.

(p) "Non-Employee Director" means a member of the Board who is considered a non-employee director within the meaning of Exchange Act Rule 16b-3(b)(3) or its successor provision and an outside director for purposes of Code Section 162(m).

(q) "Non-Statutory Stock Option" means an Option other than an Incentive Stock Option.

(r) "Option" means a right to purchase Stock, including both Non-Statutory Stock Options and Incentive Stock Options.

(s) "Outside Director" means a director who is not an Employee.

(t) "Participant" means a person or entity to whom an Award is or has been made in accordance with the Plan.

(u) "Performance Cycle" means the period of time as specified in an Agreement over which Performance Units are to be earned.

(v) "Performance Units" means an Award made pursuant to Section 11 of the Plan.

(w) "Plan" means this 2005 Omnibus Stock Plan, as may be amended and in effect from time to time.

(x) "Restricted Stock" means Stock granted under Section 7 of the Plan so long as such Stock remains subject to one or more restrictions.

(y) "Section 16" or "Section 16(b)" means Section 16 or Section 16(b), respectively, of the Exchange Act or any successor statute and the rules and regulations promulgated thereunder as in effect and as amended from time to time.

(z) "Share" means a share of Stock.

(aa) "Stock" means the Class A Common Stock, par value $.01 per share, of the Company.

(bb) "Stock Appreciation Right" means a right, the value of which is determined in relation to the appreciation in value of Shares pursuant to an Award granted under Section 10 of the Plan.

(cc) "Subsidiary" means a "subsidiary corporation," as that term is defined in Code Section 424(f) or any successor provision.

(dd) "Successor" with respect to a Participant means the legal representative of an incompetent Participant, and if the Participant is deceased the estate of the Participant or the person or persons who may, by bequest or inheritance, or pursuant to the terms of an Award, acquire the right to exercise an Option or Stock Appreciation Right or to receive cash and/or Shares issuable in satisfaction of an Award in the event of the Participant's death.

(ee) "Term" means the period during which an Option or Stock Appreciation Right may be exercised or the period during which the restrictions or terms and conditions placed on Restricted Stock or any other Award are in effect.

(ff) "Transferee" means any member of the Participant's immediate family (i.e., his or her children, step-children, grandchildren and spouse) or one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners.

2.2 *GENDER AND NUMBER.* Except when otherwise indicated by the context, reference to the masculine gender shall include, when used, the feminine gender and any term used in the singular shall also include the plural.

3. **ADMINISTRATION AND INDEMNIFICATION.**

3.1 *ADMINISTRATION.*

(a) The Committee shall administer the Plan. The Committee shall have exclusive power to (i) make Awards, (ii) determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the Plan, and (iii) determine whether, to what extent and under what circumstances, Awards may be settled, paid or exercised in cash, Shares or other Awards, or other property or canceled, forfeited or suspended. Each Award shall be subject to an Agreement authorized by the Committee. A majority of the members of the Committee shall constitute a quorum for any meeting of the Committee, and acts of a majority of the members present at any meeting at which a quorum is present or the acts unanimously approved in writing by all members of the Committee shall be the acts of the Committee. Notwithstanding the foregoing, the Board shall have the sole and exclusive power to administer the Plan with respect to Awards granted to Outside Directors and, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Exchange Act, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action will control.

(b) Solely for purposes of determining and administering Awards to Participants who are not Insiders, the Committee may delegate all or any portion of its authority under the Plan to one or more persons who are not Non-Employee Directors.

(c) To the extent within its discretion and subject to Sections 15 and 16 of the Plan, other than price, the Committee may amend the terms and conditions of any outstanding Award.

(d) It is the intent that the Plan and all Awards granted pursuant to it shall be administered by the Committee so as to permit the Plan and Awards to comply with Exchange Act Rule 16b-3, except in such instances as the Committee, in its discretion, may so provide. If any provision of the Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Section 3.1(d), that provision to the extent possible shall be interpreted and deemed amended in the manner determined by the Committee so as to avoid the conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision shall be deemed void as applicable to Insiders to the extent permitted by law and in the manner deemed advisable by the Committee.

(e) The Committee's interpretation of the Plan and of any Award or Agreement made under the Plan and all related decisions or resolutions of the Board or Committee shall be final and binding on all parties with an interest therein. Consistent with its terms, the Committee shall have the power to establish, amend or waive regulations to administer the Plan. In carrying out any of its responsibilities, the Committee shall have discretionary authority to construe the terms of the Plan and any Award or Agreement made under the Plan.

3.2 *INDEMNIFICATION.* Each person who is or shall have been a member of the Committee, or of the Board, and any other person to whom the Committee delegates authority under the Plan, shall be indemnified and held harmless by the Company, to the extent permitted by law, against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act, made in good faith, under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such action, suit or proceeding against such person, provided such person shall give the Company an opportunity, at the Company's expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person or persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

4. **SHARES AVAILABLE UNDER THE PLAN.**

(a) The number of Shares available for distribution under the Plan shall not exceed 500,000 (subject to adjustment pursuant to Section 16 of the Plan).

(b) Any Shares subject to the terms and conditions of an Award under the Plan that are not used because the terms and conditions of the Award are not met may again be used for an Award under the Plan; provided however, that Shares with respect to which a Stock Appreciation Right has been exercised whether paid in cash and/or in Shares may not again be awarded under the Plan.

(c) Any unexercised or undistributed portion of any terminated, expired, exchanged, or forfeited Award, or any Award settled in cash in lieu of Shares (except as provided in Section 4(b) of the Plan) shall be available for further Awards.

(d) For the purposes of computing the total number of Shares granted under the Plan, the following rules shall apply to Awards payable in Shares where appropriate:

(i) each Option shall be deemed to be the equivalent of the maximum number of Shares that may be issued upon exercise of the particular Option;

(ii) an Award (other than an Option) payable in some other security shall be deemed to be equal to the number of Shares to which it relates;

(iii) where the number of Shares available under the Award is variable on the date it is granted, the number of Shares shall be deemed to be the maximum number of Shares that could be received under that particular Award; and

(iv) where two or more types of Awards (all of which are payable in Shares) are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, each such joint Award shall be deemed to be the equivalent of the maximum number of Shares available under the largest single Award.

Additional rules for determining the number of Shares granted under the Plan may be made by the Committee as it deems necessary or desirable.

(e) No fractional Shares may be issued under the Plan; however, cash shall be paid in lieu of any fractional Share in settlement of an Award.

(f) The maximum number of Shares that may be awarded to a Participant in any calendar year in the form of Options is 250,000 and the maximum number of Shares that may be awarded to a Participant in any calendar year in the form of Stock Appreciation Rights is 250,000.

5. **ELIGIBILITY**. Participation in the Plan shall be limited to Employees and to individuals or entities who are not Employees but who provide services to the Company or an Affiliate, including services provided in the capacity of a consultant, advisor or director. The granting of Awards is solely at the discretion of the Committee, except that Incentive Stock Options may only be granted to Employees. References herein to "employed," "employment" or similar terms (except "Employee") shall include the providing of services in any capacity or as a director or director emeritus. Neither the transfer of employment of a Participant between any of the Company or its Affiliates, nor a leave of absence granted to such Participant and approved by the Committee, shall be deemed a termination of employment for purposes of the Plan.

6. **GENERAL TERMS OF AWARDS.**

6.1 *AMOUNT OF AWARD.* Each Agreement shall set forth the number of Shares of Restricted Stock, Stock or Performance Units subject to the Agreement, or the number of Shares to which the Option subject to the Agreement applies or with respect to which payment upon the exercise of the Stock Appreciation Right subject to the Agreement is to be determined, as the case may be, together with such other terms and conditions applicable to the Award as determined by the Committee acting in its sole discretion.

6.2 *TERM.* Each Agreement, other than those relating solely to Awards of Shares without restrictions, shall set forth the Term of the Option, Stock Appreciation Right, Restricted Stock or other Award or the Performance Cycle for the Performance Units, as the case may be. Acceleration of the expiration of the applicable Term is permitted, upon such terms and conditions as shall be set forth in the Agreement, which may, but need not, include, without limitation, acceleration in the event of the Participant's death or retirement. Acceleration of the Performance Cycle of the Performance Units will be subject to Section 11.2 of the Plan.

6.3 *TRANSFERABILITY.* Except as provided in this Section, during the lifetime of a Participant to whom an Award is granted, only that Participant (or that Participant's legal representative) may exercise an Option or Stock Appreciation Right, or receive payment with respect to Performance Units or any other Award. No Award of Restricted Stock (before the expiration of the restrictions), Options, Stock Appreciation Rights, Performance Units or other Award may be sold, assigned, transferred, exchanged or otherwise encumbered other than to a Successor in the event of a Participant's death or pursuant to a qualified domestic relations order as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the rules thereunder; any attempted transfer in violation of this Section 6.3 shall be of no effect. Notwithstanding the immediately preceding sentence, the Committee, in an Agreement or otherwise at its discretion, may provide that the Award (other than Incentive Stock Options) may be transferable to a Transferee if the Participant does not receive any consideration for the transfer. Any Award held by a Transferee shall continue to be subject to the same terms and conditions that were applicable to that Award immediately before the transfer thereof to the Transferee. For purposes of any provision of the Plan relating to notice to a Participant or to acceleration or termination of an Award upon the death, disability or termination of employment of a Participant, the references to "Participant" shall mean the original grantee of an Award and not any Transferee.

6.4 *TERMINATION OF EMPLOYMENT.* Except as otherwise determined by the Committee or provided by the Committee in an Agreement, in case of a Participant's termination of employment, the following provisions shall apply:

(a) OPTIONS AND STOCK APPRECIATION RIGHTS.

(i) If a Participant's employment or other relationship with the Company and its Affiliates terminates because of the Participant's death, then any Option or Stock Appreciation Right that has not expired or been terminated shall remain exercisable for one year after Participant's death, but, unless otherwise provided in the Agreement, only to the extent that such Option or Stock Appreciation Right was exercisable immediately prior to Participant's death.

(ii) If a Participant's employment or other relationship with the Company and its Affiliates terminates because the Participant is disabled (within the meaning of Section 22(e)(3) of the Code), then any Option or Stock Appreciation Right that has not expired or been terminated shall remain exercisable for one year after Participant's termination of employment or other relationship with the Company resulting from Participant's disability, but, unless otherwise provided in the Agreement, only to the extent that such Option or Stock Appreciation Right was exercisable immediately prior to such Participant's termination of employment or other relationship with the Company resulting from Participant's disability.

(iii) If a Participant's employment employment or other relationship with the Company and its Affiliates terminates for any reason other than death or disability, then any Option or Stock Appreciation Right that has not expired or been terminated shall remain exercisable for three months after termination of the Participant's employment or other relationship with the Company, whichever occurs later, but, unless otherwise provided in the Agreement, only to the extent that such Option or Stock Appreciation Right was exercisable immediately prior to such Participant's termination of employment or other relationship with the Company.

(iv) Notwithstanding Sections 6.4(a)(i), (ii) and (iii) of the Plan, in no event shall an Option or a Stock Appreciation Right be exercisable after the expiration of the Term of such Award. Any Option or Stock Appreciation Right that is not exercised within the periods set forth in Sections 6.4 (i), (ii) and (iii) of the Plan, except as otherwise provided by the Committee in the Agreement, shall terminate as of the end of the periods described in such Sections.

(b) PERFORMANCE UNITS. If a Participant's employment or other relationship with the Company and its Affiliates terminates during a Performance Cycle because of death or disability, or under other circumstances provided by the Committee in its discretion in the Agreement or otherwise, the Participant, unless the Committee shall otherwise provide in the Agreement, shall be entitled to a payment with respect to the Performance Units at the end of the Performance Cycle based upon the extent to which achievement of performance targets was satisfied at the end of such period (as determined at the end of the Performance Cycle) and prorated for the portion of the Performance Cycle during which the Participant was employed by the Company or its Affiliates. Except as provided in this Section 6.4(b) or in the Agreement, if a Participant's employment or other relationship with the Company and its Affiliates terminates during a Performance Cycle, then such Participant shall not be entitled to any payment with respect to that Performance Cycle.

(c) RESTRICTED STOCK AWARDS. Unless otherwise provided in the Agreement, in case of a Participant's death or disability, the Participant shall be entitled to receive a number of Shares of Restricted Stock under outstanding Awards that has been prorated for the portion of the Term of the Awards during which the Participant was employed by the Company and its Affiliates, and, with respect to such Shares, all restrictions shall lapse. Any Shares of Restricted Stock as to which restrictions do not lapse under the preceding sentence shall terminate at the date of the Participant's termination of employment and such Shares of Restricted Stock shall be forfeited to the

Company.

6.5 *RIGHTS AS STOCKHOLDER*. Each Agreement shall provide that a Participant shall have no rights as a stockholder with respect to any securities covered by an Award unless and until the date the Participant becomes the holder of record of the Stock, if any, to which the Award relates.

7. **RESTRICTED STOCK AWARDS.**

(a) An Award of Restricted Stock under the Plan shall consist of Shares subject to restrictions on transfer and conditions of forfeiture, which restrictions and conditions shall be included in the applicable Agreement. The Committee may provide for the lapse or waiver of any such restriction or condition based on such factors or criteria as the Committee, in its sole discretion, may determine.

(b) Except as otherwise provided in the applicable Agreement, each Stock certificate issued with respect to an Award of Restricted Stock shall either be deposited with the Company or its designee, together with an assignment separate from the certificate, in blank, signed by the Participant, or bear such legends with respect to the restricted nature of the Restricted Stock evidenced thereby as shall be provided for in the applicable Agreement.

(c) The Agreement shall describe the terms and conditions by which the restrictions and conditions of forfeiture upon awarded Restricted Stock shall lapse. Upon the lapse of the restrictions and conditions, Shares free of restrictive legends, if any, relating to such restrictions shall be issued to the Participant or a Successor or Transferee.

(d) A Participant or a Transferee with a Restricted Stock Award shall have all the other rights of a stockholder including, but not limited to, the right to receive dividends and the right to vote the Shares of Restricted Stock.

(e) No more than 250,000 of the total number of Shares available for Awards under the Plan shall be issued during the term of the Plan as Restricted Stock. This limitation shall be calculated pursuant to the applicable provisions of Sections 4 and 16 of the Plan.

8. **OTHER AWARDS.** The Committee may from time to time grant Stock and other Awards under the Plan including, without limitation, those Awards pursuant to which Shares are or may in the future be acquired, Awards denominated in Stock units, securities convertible into Stock and phantom securities. The Committee, in its sole discretion, shall determine the terms and conditions of such Awards provided that such Awards shall not be inconsistent with the terms and purposes of the Plan. The Committee may, at its sole discretion, direct the Company to issue Shares subject to restrictive legends and/or stop transfer instructions that are consistent with the terms and conditions of the Award to which the Shares relate. No more than 250,000 of the total number of Shares available for Awards under the Plan shall be issued during the term of the Plan in the form of Stock without restrictions.

9. **STOCK OPTIONS.**

9.1 *TERMS OF ALL OPTIONS.*

(a) An Option shall be granted pursuant to an Agreement as either an Incentive Stock Option or a Non-Statutory Stock Option. The purchase price of each Share subject to an Option shall be determined by the Committee and set forth in the Agreement, but shall not be less than 100% of the Fair Market Value of a Share as of the date the Option is granted (except as provided in Sections 9.2 and 19 of the Plan or as otherwise determined by the Committee in its discretion).

(b) The purchase price of the Shares with respect to which an Option is exercised shall be payable in full at the time of exercise, provided that to the extent permitted by law, the Agreement may permit some or all Participants to simultaneously exercise Options and sell the Shares thereby acquired pursuant to a brokerage or similar relationship and use the proceeds from the sale as payment of the purchase price of the Shares. The purchase price may be payable in cash, by delivery or tender of Shares having a Fair Market Value as of the date the Option is exercised equal to the purchase price of the Shares being purchased pursuant to the Option, or a combination thereof, as determined by the Committee, but no fractional Shares will be issued or accepted. Provided, however, that a Participant exercising an Option shall not be permitted to pay any portion of the purchase price with Shares if, in the opinion of the Committee, payment in such manner could have adverse financial accounting consequences for the Company.

(c) The Committee may provide, in an Agreement or otherwise, that a Participant who exercises an Option and pays the Option price in whole or in part with Shares then owned by the Participant will be entitled to receive another Option covering the same number of shares tendered and with a price of no less than Fair Market Value on the date of grant of such additional Option ("Reload Option"). Unless otherwise provided in the Agreement, a Participant, in order to be entitled to a Reload Option, must pay with Shares that have been owned by the Participant for at least the preceding 180 days.

(d) Each Option shall be exercisable in whole or in part on the terms provided in the Agreement. In no event shall any Option be exercisable at any time after the expiration of its Term. When an Option is no longer exercisable, it shall be deemed to have lapsed or terminated.

9.2 *INCENTIVE STOCK OPTIONS.* In addition to the other terms and conditions applicable to all Options:

(a) the purchase price of each Share subject to an Incentive Stock Option shall not be less than 100% of the Fair Market Value of a Share as of the date the Incentive Stock Option is granted if this limitation is necessary to qualify the Option as an Incentive Stock Option (except as provided in Section 19 of the Plan);

(b) the aggregate Fair Market Value (determined as of the date the Option is granted) of the Shares with respect to which Incentive Stock Options held by an individual first become exercisable in any calendar year (under the Plan and all other incentive stock option plans of the Company and its Affiliates) shall not exceed $100,000 (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option and to the extent any Option granted to a Participant exceeds this limit the Option shall be treated as a Non-Statutory Stock Option;

(c) an Incentive Stock Option shall not be exercisable more than 10 years after the date of grant (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option;

(d) the Agreement covering an Incentive Stock Option shall contain such other terms and provisions that the Committee determines necessary to qualify the Option as an Incentive Stock Option; and

(e) notwithstanding any other provision of the Plan to the contrary, no Participant may receive an Incentive Stock Option under the Plan if, at the time the Award is granted, the Participant owns (after application of the rules contained in Code Section 424(d), or its successor provision), Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or its Subsidiaries, unless (i) the option price for that Incentive Stock Option is at least 110% of the Fair Market Value of the Shares subject to that Incentive Stock Option on the date of grant and (ii) that Option is not exercisable after the date five years from the date that Incentive Stock Option is granted.

10. **STOCK APPRECIATION RIGHTS**. An Award of a Stock Appreciation Right shall entitle the Participant (or a Successor or Transferee), subject to terms and conditions determined by the Committee, to receive upon exercise of the Stock Appreciation Right all or a portion of the excess of (i) the Fair Market Value of a specified number of Shares as of the date of exercise of the Stock Appreciation Right over (ii) a specified price that shall not be less than 100% of the Fair Market Value of such Shares as of the date of grant of the Stock Appreciation Right. A Stock Appreciation Right may be granted in connection with part or all of, in addition to, or completely independent of an Option or any other Award under the Plan. If issued in connection with a previously or contemporaneously granted Option, the Committee may impose a condition that exercise of a Stock Appreciation Right cancels a pro rata portion of the Option with which it is connected and vice versa. Each Stock Appreciation Right may be exercisable in whole or in part on the terms provided in the Agreement. No Stock Appreciation Right shall be exercisable at any time after the expiration of its Term. When a Stock Appreciation Right is no longer exercisable, it shall be deemed to have lapsed or terminated. Upon exercise of a Stock Appreciation Right, payment

to the Participant or a Successor or Transferee shall be made at such time or times as shall be provided in the Agreement in the form of cash, Shares or a combination of cash and Shares as determined by the Committee. The Agreement may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or Shares) may be made in the event of the exercise of a Stock Appreciation Right.

11. **PERFORMANCE UNITS.**

11.1 *INITIAL AWARD.*

(a) An Award of Performance Units under the Plan shall entitle the Participant or a Successor or Transferee to future payments of cash, Shares or a combination of cash and Shares, as determined by the Committee, based upon the achievement of pre-established performance targets. These performance targets may, but need not, include, without limitation, targets relating to one or more of the Company's or a group's, unit's, Affiliate's or an individual's performance. The Agreement may establish that a portion of a Participant's Award will be paid for performance that exceeds the minimum target but falls below the maximum target applicable to the Award. The Agreement shall also provide for the timing of the payment.

(b) Following the conclusion or acceleration of each Performance Cycle, the Committee shall determine the extent to which (i) performance targets have been attained, (ii) any other terms and conditions with respect to an Award relating to the Performance Cycle have been satisfied and (iii) payment is due with respect to an Award of Performance Units.

11.2 *ACCELERATION AND ADJUSTMENT.* The Agreement may permit an acceleration of the Performance Cycle and an adjustment of performance targets and payments with respect to some or all of the Performance Units awarded to a Participant, upon the occurrence of certain events, which may, but need not include, without limitation, a Fundamental Change, a recapitalization, a change in the accounting practices of the Company, a change in the Participant's title or employment responsibilities, the Participant's death or retirement or, with respect to payments in Shares with respect to Performance Units, a reclassification, stock dividend, stock split or stock combination as provided in Plan Section 16. The Agreement also may provide for a limitation on the value of an Award of Performance Units that a Participant may receive.

12. **EFFECTIVE DATE AND DURATION OF THE PLAN.**

12.1 *EFFECTIVE DATE.* Upon its adoption by the Board, the Plan shall be submitted for approval by the stockholders of the Company and shall be effective as of the date of such approval.

12.2 *DURATION OF THE PLAN.* The Plan shall remain in effect until all Stock subject to it shall be distributed, all Awards have expired or lapsed, the Plan is terminated pursuant to Section 15 of the Plan or the tenth anniversary of the Effective Date (the "Termination Date"); provided, however, that Awards made before the Termination Date may be exercised, vested or otherwise effectuated beyond the Termination Date unless limited in the Agreement or otherwise. No Award of an Incentive Stock Option shall be made more than 10 years after the Effective Date (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option. The date and time of approval by the Committee of the granting of an Award shall be considered the date and time at which the Award is made or granted.

13. **PLAN DOES NOT AFFECT EMPLOYMENT STATUS.**

(a) Status as an eligible Employee shall not be construed as a commitment that any Award will be made under the Plan to that eligible Employee or to eligible Employees generally.

(b) Nothing in the Plan or in any Agreement or related documents shall confer upon any Employee or Participant any right to continue in the employment of the Company or any Affiliate or constitute any contract of employment or affect any right that the Company or any Affiliate may have to change such person's compensation, other benefits, job responsibilities, or title, or to terminate the employment of such person with or without cause.

14. **TAX WITHHOLDING.** The Company shall have the right to withhold from any cash payment under the Plan to a Participant or other person (including a Successor or a Transferee) an amount sufficient to cover any required withholding taxes. The Company shall have the right to require a Participant or other person receiving Shares under the Plan to pay the Company a cash amount sufficient to cover any required withholding taxes before

actual receipt of those Shares. In lieu of all or any part of a cash payment from a person receiving Shares under the Plan, the Committee may permit the individual to cover all or any part of the required withholdings through a reduction of the number of Shares delivered or delivery or tender return to the Company of Shares held by the Participant or other person, in each case valued in the same manner as used in computing the withholding taxes under the applicable laws.

15. **AMENDMENT, MODIFICATION AND TERMINATION OF THE PLAN.**

(a) The Board may at any time and from time to time terminate, suspend or modify the Plan. Except as limited in (b) below, the Committee may at any time alter or amend any or all Agreements under the Plan to the extent permitted by law.

(b) No termination, suspension, or modification of the Plan will materially and adversely affect any right acquired by any Participant or Successor or Transferee under an Award granted before the date of termination, suspension, or modification, unless otherwise agreed to by the Participant in the Agreement or otherwise, or required as a matter of law; but it will be conclusively presumed that any adjustment for changes in capitalization provided for in Section 16 of the Plan does not adversely affect these rights.

16. **ADJUSTMENT FOR CHANGES IN CAPITALIZATION.** Subject to any required action by the Company's stockholders, appropriate adjustments, so as to prevent enlargement of rights or inappropriate dilution — (i) in the aggregate number and type of Shares available for Awards under the Plan, (ii) in the limitations on the number of Shares that may be issued to an individual Participant as an Option or a Stock Appreciation Right in any calendar year or that may be issued in the form of Restricted Stock or Shares without restrictions, (iii) in the number and type of Shares and amount of cash subject to Awards then outstanding, and (iv) in the Option price as to any outstanding Options — may be made by the Committee in its sole discretion to give effect to adjustments made in the number or type of Shares through a Fundamental Change (subject to Section 17 of the Plan), recapitalization, reclassification, stock dividend, stock split, stock combination or other relevant change, provided that fractional Shares shall be rounded to the nearest whole Share.

17. **FUNDAMENTAL CHANGE.** In the event of a proposed Fundamental Change, the Committee may, but shall not be obligated to:

(a) if the Fundamental Change is a merger or consolidation or statutory share exchange, make appropriate provision for the protection of the outstanding Options and Stock Appreciation Rights by the substitution of options, stock appreciation rights and appropriate voting common stock of the corporation surviving any merger or consolidation or, if appropriate, the parent corporation of the Company or such surviving corporation; or

(b) at least ten days before the occurrence of the Fundamental Change, declare, and provide written notice to each holder of an Option or Stock Appreciation Right of the declaration, that each outstanding Option and Stock Appreciation Right, whether or not then exercisable, shall be canceled at the time of, or immediately before the occurrence of the Fundamental Change in exchange for payment to each holder of an Option or Stock Appreciation Right, within ten days after the Fundamental Change, of cash equal to (i) for each Share covered by the canceled Option, the amount, if any, by which the Fair Market Value (as defined in this Section) per Share exceeds the exercise price per Share covered by such Option or (ii) for each Stock Appreciation Right, the price determined pursuant to Section 10, except that Fair Market Value of the Shares as of the date of exercise of the Stock Appreciation Right, as used in clause (i) of Section 10 of the Plan, shall be deemed to mean Fair Market Value for each Share with respect to which the Stock Appreciation Right is calculated determined in the manner hereinafter referred to in this Section. At the time of the declaration provided for in the immediately preceding sentence, each Stock Appreciation Right and each Option shall immediately become exercisable in full and each person holding an Option or a Stock Appreciation Right shall have the right, during the period preceding the time of cancellation of the Option or Stock Appreciation Right, to exercise the Option as to all or any part of the Shares covered thereby or the Stock Appreciation Right in whole or in part, as the case may be. In the event of a declaration pursuant to this Section 17(b), each outstanding Option and Stock Appreciation Right granted pursuant to the Plan that shall not have been exercised before the Fundamental Change shall be canceled at the time of, or immediately before, the Fundamental

Change, as provided in the declaration. Notwithstanding the foregoing, no person holding an Option or a Stock Appreciation Right shall be entitled to the payment provided for in this Section 17(b) if such Option or Stock Appreciation Right shall have terminated, expired or been cancelled. For purposes of this Section only, "Fair Market Value" per Share means the cash plus the fair market value, as determined in good faith by the Committee, of the non-cash consideration to be received per Share by the stockholders of the Company upon the occurrence of the Fundamental Change.

18. **FORFEITURES**. An Agreement may provide that if a Participant has received or been entitled to payment of cash, delivery of Shares, or a combination thereof pursuant to an Award within six months before the Participant's termination of employment with the Company and its Affiliates, the Committee, in its sole discretion, may require the Participant to return or forfeit the cash and/or Shares received with respect to the Award (or its economic value as of (i) the date of the exercise of Options or Stock Appreciation Rights, (ii) the date of, and immediately following, the lapse of restrictions on Restricted Stock or the receipt of Shares without restrictions or (iii) the date on which the right of the Participant to payment with respect to Performance Units vests, as the case may be) in the event of certain occurrences specified in the Agreement. The Committee's right to require forfeiture must be exercised within 90 days after discovery of such an occurrence but in no event later than 15 months after the Participant's termination of employment with the Company and its Affiliates. The occurrences may, but need not, include competition with the Company or any Affiliate, unauthorized disclosure of material proprietary information of the Company or any Affiliate, a violation of applicable business ethics policies of the Company or any Affiliate or any other occurrence specified in the Agreement within the period or periods of time specified in the Agreement.

19. **CORPORATE MERGERS, ACQUISITIONS, ETC**. The Committee may also grant Options, Stock Appreciation Rights, Restricted Stock or other Awards under the Plan in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, restricted stock or other awards granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to which the Company or a Subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Plan to the extent as the Board at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

20. **UNFUNDED PLAN**. The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Neither the Company, its Affiliates, the Committee, nor the Board of Directors shall be deemed to be a trustee of any amounts to be paid under the Plan nor shall anything contained in the Plan or any action taken pursuant to its provisions create or be construed to create a fiduciary relationship between the Company and/or its Affiliates, and a Participant or Successor or Transferee. To the extent any person acquires a right to receive an Award under the Plan, this right shall be no greater than the right of an unsecured general creditor of the Company.

21. **LIMITS OF LIABILITY**.

(a) Any liability of the Company to any Participant with respect to an Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement.

(b) Except as may be required by law, neither the Company nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

22. **COMPLIANCE WITH APPLICABLE LEGAL REQUIREMENTS**. No certificate for Shares distributable pursuant to the Plan shall be issued and delivered unless the issuance of the certificate complies with all applicable legal requirements including, without limitation, compliance with the provisions of applicable state securities laws, the Securities Act of 1933, as amended and in effect from time to time or any successor statute, the Exchange Act and the requirements of the exchanges on which the Company's Shares may, at the time, be listed.

23. **DEFERRALS AND SETTLEMENTS**. The Committee may require or permit Participants to elect to defer the issuance of Shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest on the deferral amounts.

24. **OTHER BENEFIT AND COMPENSATION PROGRAMS.** Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of the termination, indemnity or severance pay laws of any country and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company or an Affiliate unless expressly so provided by such other plan, contract or arrangement, or unless the Committee expressly determines that an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

25. **BENEFICIARY UPON PARTICIPANT'S DEATH.** To the extent that the transfer of a Participant's Award at his or her death is permitted under an Agreement, a Participant's Award shall be transferable at death to the estate or to the person who acquires the right to succeed to the Award by bequest or inheritance.

26. **REQUIREMENTS OF LAW.**

(a) To the extent that federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant to the Plan shall be governed by the laws of the State of Iowa without regard to its conflicts-of-law principles and shall be construed accordingly.

(b) If any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not effect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

Dear Stockholders:

Last year was a significant step in the right direction for Smithway, as symbolized by the compass on the cover of this 2004 Annual Report. We made terrific progress in 2004 and we expect to continue in that same direction this year.

Our industry and our company are recovering from one of the worst downturns in memory. Beginning in 2000 and continuing into 2003, many adverse business factors (for example, high fuel prices, tightened credit standards, a depressed used truck market, increasing insurance costs, and slowing freight demand) combined to dramatically reduce the profitability of many trucking companies, including Smithway. Many trucking companies did not survive these conditions, but we did.

This harsh business climate during the past few years required us to make significant changes to survive and adapt, and we made them. Most important, during 2004 we completed the plan we started in 2003 to return Smithway to profitability by achieving a more streamlined and efficient operation. It wasn't easy, but over that period we implemented approximately $7,000,000 in annual cost-saving and revenue-enhancing initiatives. These initiatives have started to pay off handsomely, as reflected in our 2004 results and our 2004 stock price. So, not only did we survive the downturn, we have emerged as a stronger, profitable company, poised to continue making progress.

We have also benefited from improving industry dynamics. During the downturn, the industry's capacity shrunk by an estimated 11,000 carriers that went out of business from 2000-2003. During 2004, this reduced capacity, coupled with increasing freight demand, among other factors, created much more favorable business conditions for trucking companies, including Smithway.

The powerful combination of internal initiatives and improving industry conditions generated substantially improved operating metrics for Smithway during 2004. For the first time in several years, we were able to increase prices, and we also increased the number of filled trucks and the number of owner operators as of 12/31/04 compared to 12/31/03. Our increased revenues (increasing by 10.1%, excluding fuel surcharge revenue) reflected these improvements, as well as reflecting more miles per truck, improved accessorial charges, and more dedicated business. Also, we continued to substantially improve our all-important operating ratio (operating expenses as a percentage of operating revenue) from 107.0% in 2002 to 101.3% in 2003, and then to 97.5% in 2004. We expect to further improve our operating ratio during 2005.

To be sure, we face challenges in 2005 and thereafter. Fuel prices continue to escalate. We need to continue modernizing our fleet. Our entire industry must continue to address a decreasing pool of drivers and increasing driver wages. And if the trucking industry responds to favorable freight demand by overexpanding capacity, our margins could erode.

Having said that, as I complete my first year as Smithway's CEO, I feel very good about our ability to meet these challenges. We have a bright young management team supporting me, willing and able to lead our future success--Tom Witt (age 44), Senior Vice President of Sales and Operations; Doug Sandvig (age 40), Senior Vice President and CFO; and Chad Johnson (age 39), Vice President of Vehicle Operations. Given our improved financial results for 2004 and our bright future, I sense a bounce in the step of our employees and a renewed energy and optimism about the future. We will continue to pursue our goals, including achieving modest revenue growth, creating an attractive work environment and competitive wages for drivers and other members of the Smithway team, and, ultimately, increasing stockholder value.

I also want to say a few words about our Board of Directors and the addition of Dr. Labh Hira to our Board last year. Dr. Hira is the Dean of the Business School at Iowa State University. He has already established himself as an excellent contributor and resource to our Board. We are fortunate indeed to have attracted a director of Dr. Hira's stature and experience. Dr. Hira complements our other talented and dedicated Board members very well. I value the Board's input and am enthused about the opportunity to work with such a capable Board so that we can take full advantage of their advice and many talents in an improving business environment.

Finally, I want to acknowledge another difficult transition that we had to make last year following Bill Smith's tragic death on March 3, 2004. We miss Bill and we miss his leadership. For the first time in 46 years, Smithway had to make its way without Bill Smith, and it hurt. But we also think Bill would be proud of the substantial progress his company made last year through the efforts of the entire Smithway family. And as we promised last year, the rest of the Smithway family remains determined to honor his memory by perpetuating the "Smith Way"--by knowing and caring about our colleagues, by providing a positive work environment, by offering excellent service to customers, and by delivering improved financial results to stockholders. We are also grateful that the Smith family legacy continues with Bill's wife, Marlys, serving on our Board to provide guidance and support as we make our way into the future.

We believe that we are on the right path, and we will continue moving in that direction during 2005.

G. Larry Owens

G. Larry Owens
Chairman of the Board, Chief Executive Officer,
President, and Secretary

This Annual Report to Stockholders is derived from the Annual Report on Form 10-K of Smithway Motor Xpress Corp. ("Smithway", "Company", "we", "us", or "our") for the year ended December 31, 2004. Our Annual Report on Form 10-K was filed with the Securities and Exchange Commission on March 16, 2005.

BUSINESS

The Company

Smithway Motor Xpress Corp. is a truckload carrier that provides nationwide transportation of diversified freight, concentrating primarily on the flatbed segment of the truckload market. We use our "Smithway Network" of 13 computer-connected field offices, commission agencies, and company-owned terminals to offer comprehensive truckload transportation services to shippers located predominantly between the Rocky Mountains in the West and the Appalachian Mountains in the East, and in eight Canadian provinces.

We acquired the operations of nine trucking companies between June 1995 and March 2001. Through acquisitions and internal growth we expanded from $77 million in revenue in 1995 to $199 million in 2000. From 2001 to 2003, revenues declined and we continued to incur net losses. In the second quarter of 2003, we established and began to implement the first phase of a profit improvement plan designed to return us to profitability by achieving a more streamlined and efficient operation. As part of the plan, terminals were closed, unseated tractors were disposed, and personnel were reduced. These changes improved our operating ratio and tractor utilization (average revenue per tractor per week), aiding our return to revenue growth and profitability in 2004. We remain focused on the second phase of the plan, which includes upgrading our tractor fleet, and continuing to focus on revenue enhancements and cost controls.

Smithway Motor Xpress Corp. was incorporated in Nevada in January 1995 to serve as a holding company and conduct our initial public offering, which occurred in June 1996. References to the "Company", "Smithway", "we", "us", or "our" herein refer to the consolidated operations of Smithway Motor Xpress Corp., a Nevada corporation, and its wholly owned subsidiaries, Smithway Motor Xpress, Inc., an Iowa corporation, East West Motor Express, Inc., a South Dakota corporation, SMSD Acquisition Corp., a South Dakota corporation, and New Horizons Leasing, Inc., an Iowa corporation.

Our headquarters are located at 2031 Quail Avenue, Fort Dodge, Iowa 50501, and our website address is www.smxc.com. Information on our website is not incorporated by reference into this annual report. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all other reports we file with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website or through the Securities and Exchange Commission's website located at www.sec.gov.

Operations

We integrate our sales and dispatch functions throughout our computer-connected "Smithway Network." The Smithway Network consists of our headquarters in Fort Dodge, Iowa and 13 terminals, field offices, and independent agencies. The headquarters and 11 terminals and field offices are managed by Smithway employees, while our agency terminal is managed by an independent commission agent. The customer sales representatives and agents at each location have front-line responsibility for booking freight in their regions. Fleet managers at the Fort Dodge, Iowa headquarters coordinate all load movements via computer link to optimize load selection and promote proper fleet balance among regions. Sales and dispatch functions for traffic are generally performed at terminals within the sales region.

Agents are the primary contact for shippers within their region and have regular contact with drivers and independent contractors. Our agents are paid a commission on revenue they generate. Agent contracts typically are cancelable on 14 days' notice. In addition to sales and customer service benefits, we believe agents offer the advantage of minimizing capital investment and fixed costs, because agents are responsible for all of their own expenses.

Customers and Marketing

Our sales force includes seven sales representatives, personnel at 12 terminals and field offices, and one independent commission agent. National sales representatives focus on national customers, while sales personnel at terminals, field offices, and agencies are responsible for regional customer contact. Our sales force emphasizes rapid response time to customer requests for equipment, undamaged and on-time pickup and delivery, one of the nation's largest fleets of flatbed equipment, safe and professional drivers, logistics management, dedicated fleet capability, and our strategically located Smithway Network. We believe that few other carriers operating principally in the Midwest flatbed market offer similar size and service. Consequently, we seek primarily service-sensitive freight rather than competing for all freight on the basis of price.

In 2004, our top 50, 25, 10, and 5 customers accounted for approximately 50%, 40%, 29%, and 21% of revenue, respectively. No single customer accounted for 10% or more of our revenue during 2004.

Technology

We believe that advances in technology can enhance our operating efficiency and customer service. During the summer of 2002, we installed a new operating system and freight selection software to improve the efficiency of our operations. After some initial difficulties in the integration process, we are now able to optimize the software to receive the benefits of full functionality. This software was designed specifically for the trucking industry to allow managers to coordinate available equipment with the transportation needs of customers, monitor truck productivity and fuel consumption, and schedule regular equipment maintenance. It also is designed to allow immediate access to current information regarding driver and equipment status and location, special load and equipment instructions, routing, and dispatching.

We operate on-board communication units in all company-owned tractors and offer rental of these units as an option to our independent contractors. We believe on-board communication capability can reduce unnecessary stops and out-of-route miles because drivers are not forced to find a telephone to contact us or receive instructions. In addition, drivers can immediately report breakdowns or other emergency conditions. The system also enables us to advise customers of the location of freight in transit through its hourly position reports of each tractor's location.

We also offer our customers electronic data interchange, which allows customers to communicate directly with us via computer link or the Internet and obtain location updates of in-transit freight, expected delivery times, and account payment instructions.

Drivers, Independent Contractors, and Other Personnel

We seek company and independent contractor drivers who safely manage their equipment and treat freight transportation as a business. We have historically operated a fleet comprised of substantial numbers of both company-owned and independent contractor tractors. We believe a mixed fleet offers competitive advantages because we are able to recruit from both driver pools. We intend to retain a mixed fleet in the future to insure that recruiting efforts toward either group are not damaged by becoming categorized as predominantly either a company-owned or independent contractor fleet, although several factors may cause fluctuations in the fleet mix from time-to-time.

Beginning in 2001 and continuing through 2003, the combination of high fuel prices, increasing insurance costs, a slowing economy, and tightened credit standards placed extreme pressure on independent contractors. Many were forced to exit their business. At December 31, 2003, our number of independent contractors had decreased by approximately 25% from year-end 2001. The decline in the number of independent contractors slowed significantly near the end of 2003 as freight demand and the general economy improved; and during 2004, our number of independent contractors slowly increased.

We have implemented several policies to promote driver and independent contractor recruiting and retention. These include increases in pay rates and non-monetary methods which include updating our tractor fleet, maintaining an open-door policy with easy access to senior executives, appointing an advisory board comprised of top drivers and independent contractors to consult with management, and assigning each driver and independent contractor to a particular driver manager to insure personal contact. In addition, we operate over relatively short-to-medium distances (658-mile average length of haul in 2004) to return drivers home as frequently as possible.

We are not a party to a collective bargaining agreement and our employees are not represented by a union. At December 31, 2004, we had 757 company drivers, 241 non-driver employees, and 445 independent contractors. We believe that we have good relationships with our employees and independent contractors.

Safety and Insurance

Our active safety and loss prevention program has resulted in the Department of Transportation's highest safety and fitness rating (satisfactory) and numerous safety awards. Our safety and loss prevention program includes pre-screening, initial orientation, six weeks of on-the-road training for drivers without substantial experience, and safety bonuses.

We currently maintain insurance covering losses in excess of a $250,000 self-insured retention for casualty insurance, which includes cargo loss, personal injury, property damage, and physical damage claims. We also have a $250,000 self-insured retention for workers' compensation claims in states where a self-insured retention is allowed. Our primary casualty and workers' compensation insurance policies have a limit of $2.0 million per occurrence. As of December 31, 2004, we did not have excess insurance coverage above the primary policy limit. We have experienced casualty claims in excess of $2.0 million in the past. Our past lack of excess coverage and our high self-insured retention have increased our risk associated with frequency and severity of accidents and has had the potential to increase our expenses or make them more volatile from period to period. Furthermore, claims that exceed the limits of insurance coverage, or for which coverage is not provided, may cause our financial condition and results of operations to suffer a materially adverse effect. For these reasons, we reinstated excess coverage on February 1, 2005 which covers losses above our primary policy limit of $2.0 million up to a per claim loss limit of $5.0 million. All policies are scheduled for renewal in July 2005.

Revenue Equipment

Our equipment strategy for company-owned tractors (as opposed to independent contractors' tractors) is to operate tractors for a period that balances capital expenditure requirements, disposition values, driver acceptability, repair and maintenance expense, and fuel efficiency. As a result of advances in the manufacturing of tractors and major components and the depressed value of used equipment, in 2000 we extended the average trade cycle mileage from 550,000 to 600,000 miles. Generally, mileage in excess of 500,000 miles exceeds warranty limits. We expect to phase-in a shortening of this trade cycle to approximately 500,000 miles from 2004 through 2006. We have seen an increase in maintenance expense in recent periods due to our extended trade cycle, however further increases in repair and maintenance expense are expected to be minimal as we begin to replace older equipment as part of the second phase of our profit improvement plan. There is much uncertainty surrounding the performance of tractors built after October 2002 with new engines that meet higher emissions standards mandated by the EPA. The cost of operating tractors containing the new, EPA-compliant engines is expected to be somewhat higher than the cost of operating tractors containing engines manufactured prior to October 2002, due primarily to lower anticipated fuel efficiency and higher anticipated maintenance expenses. In addition, increased costs associated with the manufacturing of the new, EPA-compliant engines, changes in the market for used tractors, and difficult market conditions faced by tractor manufacturers may result in increased equipment prices and increased operating expenses.

We operate conventional (engine forward) tractors with standard engine and drivetrain components, and trailers with standard brakes and tires to minimize our inventory of spare parts. All equipment is subject to our regular maintenance program, and also is inspected and maintained each time it passes through one of our maintenance facilities. Our company-owned tractor fleet had an average age of 36 months at December 31, 2004, compared with 44 months at December 31, 2003. In 2003, we purchased a limited amount of new equipment because of capital constraints and reduced the size of our tractor fleet by disposing of unseated tractors in order to reduce the costs associated with financing unprofitable equipment. During 2004, we purchased or leased 272 new tractors. Of these units, 212 replaced older tractors which were disposed of or leased to independent contractors, and the remaining were growth units. In 2005, we plan to purchase approximately 200 replacement tractors and approximately 280 replacement trailers.

Competition

The truckload segment of the trucking industry is highly competitive and fragmented, and no carrier or group of carriers dominates the flatbed or van market. We compete primarily with other regional, short-to-medium-haul carriers and private truck fleets used by shippers to transport their own products in proprietary equipment. Competition is based primarily upon service and price. We also compete to a limited extent with rail and rail-truck intermodal service, but attempt to limit this competition by seeking service-sensitive freight and focusing on short-to-medium lengths of haul. Although we believe the approximately 864 company drivers and independent contractors dedicated to our flatbed operation at December 31, 2004, rank our flatbed division among the ten largest such fleets in that industry segment, there are other trucking companies, including diversified carriers with large flatbed fleets, that possess substantially greater financial resources and operate more equipment than us.

Fuel Availability and Cost

We actively manage fuel costs. Company drivers purchase virtually all of our fuel through service centers with which we have volume purchasing arrangements. Most of our contracts with customers contain fuel surcharge provisions, and we also attempt to recover increases in fuel prices through higher rates. However, increases in fuel prices generally are not fully offset through these measures.

Shortages of fuel, increases in fuel prices, or rationing of petroleum products could have a materially adverse effect on our operations and profitability. Since the second quarter of 2002, fuel prices have continued to increase. It is uncertain whether fuel prices will continue to increase or will decrease, or the extent we can recoup a portion of these costs through fuel surcharges.

Regulation

The United States Department of Transportation, or DOT, and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and insurance requirements. In 2003, the DOT adopted revised hours-of-service regulations for drivers that became effective on January 4, 2004. These revised regulations represent the most significant changes to the hours-of-service regulations in over 60 years. On July 16, 2004, the United States District Circuit Court of Appeals for the District of Columbia vacated the new hours of service rules in their entirety because the Federal Motor Carrier Safety Administration of the U.S. Department of Transportation did not address driver health issues in promulgating the rules. On September 30, 2004, federal legislation (Public Law 108-310) was enacted that keeps the new hours of service rules in place until September 30, 2005, or until the Federal Motor Carrier Safety Administration completes a new rulemaking as ordered by the federal court in July, 2004.

There are several hours of service changes that have a positive or negative effect on driver hours (and miles). The new rules allow drivers to drive up to 11 hours instead of the 10 hours permitted under prior regulations, subject to the new 14-hour on-duty maximum described below. The rules require a driver's off-duty period to be 10 hours, compared to 8 hours under prior regulations. In general, drivers may not drive beyond 14 hours in a 24-hour period, compared to not being permitted to drive after 15 hours on-duty under the prior rules. During the new 14-hour consecutive on-duty period, the only way to extend the on-duty period is by the use of a sleeper berth period of at least two hours that is later coupled with a second sleeper berth break to equal 10 hours. Under the prior rules, during the 15-hour on-duty period, drivers were allowed to take multiple breaks of varying lengths of time, which could be either off-duty time or sleeper berth time, that did not count against the 15-hour period. There was no change to the rule that precludes drivers from driving after being on-duty for a maximum of 70 hours in 8 consecutive days. However, under the new rules, drivers can "restart" their 8-day clock by taking at least 34 consecutive hours off duty.

We anticipated that the new regulations could have an overall negative impact on our average miles per tractor due to operational changes; prompting us to increase accessorial charges to customers for multiple stop shipments. Prior to the effectiveness of the new rules, we also initiated discussions with many of our customers regarding steps that they can take to assist us in managing our drivers' non-driving activities, such as loading, unloading, or waiting, and we plan to continue to actively communicate with our customers regarding these matters in the future. In situations where shippers are unable or unwilling to take these steps, we assess detention and other charges to offset losses in productivity resulting from the new hours-of-service regulations. Steps such as these are especially important in our flatbed operations, in which more of our freight is loaded on trailers while the driver and tractor wait, in contrast to dry van freight. To date, the steps described above have offset the negative operational effect of these new rules.

Our operations also are subject to various federal, state, and local environmental laws and regulations, implemented principally by the EPA and similar state regulatory agencies, governing the management of hazardous wastes, the discharge of pollutants into the air and surface and underground waters, and the disposal of certain substances. We do not transport commodities that may be deemed hazardous substances. Our Fort Dodge, Iowa headquarters and Black Hawk, South Dakota and Des Moines, Iowa terminals have above-ground fuel storage tanks and fueling facilities. Our terminal in Cohasset, Minnesota has an underground fuel storage tank which is no longer in use. If we should be involved in a spill or other accident involving hazardous substances, if any such substances were found on our properties, or if we were found to be in violation of applicable laws and regulations, we could be responsible for clean-up costs, property damage, and fines or other penalties, any one of which could have a materially adverse effect. We believe that our operations are in material compliance with current laws and regulations and we do not know of any existing condition that would cause compliance with applicable environmental regulations to have a material effect on our capital expenditures, earnings, or competitive position. If we should fail to comply with applicable regulations, we could be subject to substantial fines or penalties and to civil or criminal liability.

PROPERTIES

Our headquarters consists of 38,340 square feet of office space and 51,000 square feet of equipment maintenance and wash facilities, located on 31 acres near Fort Dodge, Iowa. The Smithway Network consists of locations in or near the following cities with the facilities noted:

Company Locations	Maintenance	Driver Recruitment	Dispatch	Sales	Ownership
Birmingham, Alabama		X	X	X	Leased
Black Hawk, South Dakota	X	X	X	X	Owned
Chicago, Illinois			X	X	Owned
Cohasset, Minnesota			X	X	Owned
Des Moines, Iowa	X		X	X	Owned
Fort Dodge, Iowa	X	X	X	X	Owned
Joplin, Missouri			X	X	Leased
McPherson, Kansas	X		X	X	Owned
Oklahoma City, Oklahoma	X	X	X	X	Owned
Oshkosh, Wisconsin			X	X	Leased
Phoenix, Arizona			X	X	Leased
St. Paul, Minnesota			X	X	Leased
Agent Location					
Toledo, Ohio			X	X	By Agent

All leases are on a month-to-month basis.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock. Our Class A Common Stock is traded on the Nasdaq SmallCap Market under the symbol "SMXC." The following table sets forth, for the periods indicated, the high and low bid information per share of our Class A Common Stock as quoted through the Nasdaq SmallCap Market. Such quotations reflect inter-dealer prices, without retail markups, markdowns or commissions and, therefore, may not necessarily represent actual transactions.

Period	High	Low
Fiscal Year 2004		
1st Quarter	$ 4.22	$ 1.64
2nd Quarter	$ 3.49	$ 2.37
3rd Quarter	$ 4.18	$ 3.05
4th Quarter	$ 7.79	$ 3.63

Period	High	Low
Fiscal Year 2003		
1st Quarter	$ 1.65	$ 0.73
2nd Quarter	$ 1.17	$ 0.65
3rd Quarter	$ 1.62	$ 0.79
4th Quarter	$ 1.95	$ 1.05

As of February 11, 2005, we had 294 stockholders of record of our Class A Common Stock. However, we believe that many additional holders of Class A Common Stock are unidentified because a substantial number of our shares are held of record by brokers or dealers for their customers in street names.

Dividend Policy. We have never declared and paid a cash dividend on our Class A Common Stock. It is the current intention of our Board of Directors to continue to retain any earnings to finance the growth of our business rather than to pay dividends. Future payments of cash dividends will depend upon our financial condition, results of operations, and capital commitments, restrictions under then-existing agreements, and other factors deemed relevant by the Board of Directors.

Issuer Purchases of Equity Securities. None.

SELECTED FINANCIAL AND OPERATING DATA

	Years Ended December 31,				
	2000	2001	2002	2003	2004
Statement of Operations Data:	(In thousands, except per share and operating data)				
Operating revenue	$ 198,990	$ 190,826	$ 169,468	$ 165,329	$ 189,001
Operating expenses:					
Purchased transportation	77,755	70,129	62,364	55,596	61,638
Compensation and employee benefits	51,718	54,394	51,834	51,506	54,468
Fuel, supplies, and maintenance	30,995	32,894	27,722	29,857	38,427
Insurance and claims	3,426	5,325	7,324	4,393	5,636
Taxes and licenses	3,943	3,817	3,444	3,444	3,653
General and administrative	8,319	8,294	7,153	6,934	6,929
Communications and utilities	2,052	2,123	1,783	1,463	1,274
Depreciation and amortization	19,325	18,778	16,425	14,239	12,340
Goodwill impairment	-	-	3,300	-	-
Total operating expenses	197,533	195,754	181,349	167,432	184,365
Earnings (loss) from operations	1,457	(4,928)	(11,881)	(2,103)	4,636
Interest expense (net)	(4,029)	(3,004)	(1,915)	(1,755)	(1,509)
Other income	-	-	-	-	727
Loss (earnings) before income taxes	(2,572)	(7,932)	(13,796)	(3,858)	3,854
Income taxes (benefit)	(581)	(2,721)	(5,118)	(1,270)	1,613
Net (loss) earnings	(1,991)	(5,211)	(8,678)	(2,588)	2,241
Basic (loss) earnings per common share	$ (0.40)	$ (1.07)	$ (1.79)	$ (0.53)	$ 0.46
Diluted (loss) earnings per common share	$ (0.40)	$ (1.07)	$ (1.79)	$ (0.53)	$ 0.45
Balance Sheet Data (at end of period):					
Working capital	$ 3,300	$ (55)	$ (4,128)	$ (3,782)	$ 2,363
Net property and equipment	86,748	79,045	67,570	54,399	49,276
Total assets	115,828	106,436	89,409	76,680	78,276
Long-term debt, including current maturities	52,334	49,742	43,820	33,617	29,309
Total stockholders' equity	$ 37,233	$ 31,866	$ 23,193	$ 20,605	$ 23,009
Operating Data: (1)					
Operating ratio (2)	99.3%	102.6%	107.0%	101.3%	97.5%
Average revenue per tractor per week(3)	$ 2,261	$ 2,189	$ 2,162	$ 2,367	$ 2,712
Average revenue per loaded mile(3)	$ 1.32	$ 1.34	$ 1.37	$ 1.37	$ 1.46
Average length of haul in miles	712	697	664	659	658
Company tractors at end of period	887	939	773	750	794
Independent contractor tractors at end of period	614	575	521	430	445
Weighted average tractors during period	1,515	1,530	1,410	1,234	1,186
Trailers at end of period	2,679	2,781	2,480	2,278	2,101
Weighted average shares outstanding:					
Basic	5,009	4,852	4,846	4,846	4,851
Diluted	5,009	4,852	4,846	4,846	4,952

(1) Excludes brokerage activities except as to operating ratio.
(2) Operating expenses as a percentage of operating revenue.
(3) Net of fuel surcharges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Except for the historical information contained herein, the discussion in this annual report contains forward-looking statements that involve risk, assumptions, and uncertainties that are difficult to predict. Words such as "believe", "may", "could", "expects", "likely", variations of these words, and similar expressions, are intended to identify such forward-looking statements. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in the section entitled "Factors That May Affect Future Results," as well as those discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this annual report.

Business Overview

We are a truckload carrier that provides nationwide transportation of diversified freight, concentrating primarily on the flatbed segment of the truckload market. We offer comprehensive truckload transportation services to shippers located predominantly between the Rocky Mountains in the West and the Appalachian Mountains in the East, and in the southern provinces of Canada.

Beginning in 2000 and continuing through most of 2003, truckload carriers operated in a very difficult business environment. A combination of high fuel prices, rising insurance premiums, tightened credit standards, a depressed used truck market, a declining number of independent contractors, and slowing freight demand associated with an economic downturn affected the profitability of many trucking companies, including Smithway. In addition to these general industry factors, the impact of the economic downturn on our customer base was particularly severe, resulting in a more pronounced weakening in our freight demand than that experienced by truckload carriers generally. During that period, several customers experienced economic difficulties, some of which declared bankruptcy. Beginning in the last half of 2003 and continuing today, our industry has begun to feel the positive effects of an increase in freight demand and general economic improvement.

Between the years 2000 and 2003, our revenues decreased 16.9%, to $165 million in 2003 from $199 million in 2000, and, although our net loss of $2.6 million for the year ending December 2003 was an improvement over our net losses of $5.2 million and $8.7 million for the years 2001 and 2002, respectively, we had not operated profitably since 1999.

In the second quarter of 2003, we began to implement a plan designed to return Smithway to profitability by achieving a more streamlined and efficient operation. The main goals of the first phase of the plan were to reduce fixed costs, eliminate less productive assets, and increase the productivity of remaining assets. As part of this plan, we have, among other things:

- Consolidated operations by closing 7 terminals, including two with maintenance facilities;
- Improved our ratio of tractors to non-driving personnel by reducing our headcount;
- Reduced the size of our tractor and trailer fleets to better match the revenue base; and
- Focused our equipment on the most profitable customers, lanes, and loads.

The second phase of the plan, which we implemented in 2004, focuses on revenue enhancements, replacing our highest mileage tractors, and continuing our cost control efforts. The major components of this phase have included the following:

- We engaged in a broad-based effort to raise our revenue per loaded mile, both generally and in respect of the new federally mandated hours-of-service requirements that affect our productivity if we are not adequately compensated for lost driving time.

- We increased the size of our fleet by 5%, through recruiting additional independent contractors and pursuing opportunities to take over dedicated fleets currently operated by shippers for their own account.

- We replaced 212 of our highest mileage tractors, and we believe the savings in maintenance costs as well as better driver retention resulting from this action will more than offset increased capital costs. We plan to replace a similar number of tractors in 2005.

- We have continued our cost control efforts.

Our return to profitability in 2004 is a testament to the positive impact of both phases of the plan described above. During 2004, operating revenue increased by 14.3%, compared with 2003, despite a 3.9% reduction in weighted average tractors. Average revenue per tractor per week (excluding fuel surcharge, brokerage, and other revenues), our main measure of asset productivity, improved 14.6%, to $2,712 in 2004 from $2,367 in 2003, as we increased miles per tractor, reduced non-revenue miles, and reduced the number of tractors without drivers. In addition, we reduced our fixed costs of terminals, equipment, and non-driving personnel, although these savings were partially offset by higher maintenance and fuel costs per mile. The net result was an improvement of 380 basis points in our operating ratio, to 97.5% in 2004 from 101.3% in 2003.

Based on the success of the profit improvement plan, we were in compliance with all of the financial covenants under our financing arrangement at December 31, 2004, and have successfully negotiated for a reduction in interest rate and other modifications to our financing arrangements. Based upon our improving results, anticipated future cash flows, current availability under our financing arrangement with LaSalle Bank, and other sources of equipment financing, we do not expect to experience liquidity constraints in the foreseeable future.

Revenues and Expenses

We generate substantially all of our revenue by transporting freight for our customers. Generally, we are paid by the mile for our services. We also derive revenue from fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of miles we generate with our equipment. These factors relate, among other things, to the United States economy, inventory levels, the level of capacity in the trucking industry, specific customer demand, and driver availability. We monitor our revenue production primarily through average revenue per tractor per week.

In 2004, our average revenue per tractor per week (excluding fuel surcharge, brokerage, and other revenues) increased to $2,712 from $2,367 in 2003. We are encouraged by this improvement and by the fact that our operating revenue increased $23.7 million (14.3%), to $189.0 million in 2003 from $165.3 million in 2003, while weighted average tractors decreased 3.9% to 1,186 in 2004 from 1,234 in 2003. This reflects reductions during 2003 which were part of our planned disposition of unseated company-owned tractors. Our ending fleet size grew by 59 units (5%) to 1,239 units at December 31, 2004 compared to 1,180 units at December 31, 2003.

The main factors that impact our profitability on the expense side are the variable costs of transporting freight for our customers. These costs include fuel expense, driver-related expenses, such as wages, benefits, training, and recruitment, and independent contractor costs, which are recorded under purchased transportation. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs are the acquisition and financing of long-term assets, such as revenue equipment and the compensation of non-driver personnel. Effectively controlling our expenses has been a key component of our profit improvement plan.

Results of Operations

The following table sets forth the percentage relationship of certain items to revenue for the periods indicated:

	2002	2003	2004
Operating revenue	100.0%	100.0%	100.0%
Operating expenses:			
Purchased transportation	36.8	33.6	32.6
Compensation and employee benefits	30.6	31.2	28.8
Fuel, supplies, and maintenance	16.4	18.1	20.3
Insurance and claims	4.3	2.7	3.0
Taxes and licenses	2.0	2.1	1.9
General and administrative	4.2	4.2	3.7
Communication and utilities	1.1	0.9	0.7
Depreciation and amortization	9.7	8.6	6.5
Goodwill impairment	1.9	-	-
Total operating expenses	107.0	101.3	97.5
Earnings (loss) from operations	(7.0)	(1.3)	2.5
Interest expense, (net)	(1.1)	(1.1)	(0.8)
Other income	-	-	0.4
(Loss) earnings before income taxes	(8.1)	(2.3)	2.0
Income tax (benefit) expense	(3.0)	(0.8)	0.9
Net loss (earnings)	(5.1)%	(1.6)%	1.2%

Comparison of year ended December 31, 2004 to year ended December 31, 2003.

Operating revenue increased $23.7 million (14.3%) to $189.0 million in 2004 from $165.3 million in 2003. The increase in operating revenue resulted from increased average operating revenue per tractor per week and an increase in fuel surcharge revenue, offset partially by a reduction in our weighted average tractors. Operating revenue, excluding fuel surcharge revenue, increased $16.1 million (10.1%) to $175.6 million in 2004 from $159.5 million in 2003.

Average operating revenue per tractor per week increased significantly to $3,065 in 2004 from $2,577 in 2003. Operating revenue includes revenue from operating our trucks as well as other, more volatile, revenue items, including fuel surcharge, brokerage, and other revenue. We believe the analysis of tractor productivity is more meaningful if fuel surcharge, brokerage, and other revenue are excluded from the computation. Average revenue per tractor per week (excluding fuel surcharge, brokerage, and other revenue) increased to $2,712 in 2004 from $2,367 in 2003, primarily due to increased production from our seated equipment and a lower number of unseated company tractors. For the year, revenue per loaded mile (excluding fuel surcharge, brokerage, and other revenue) increased to $1.46 in 2004 from $1.37 in 2003. Fuel surcharge revenue increased $7.6 million to $13.4 million in 2004 from $5.8 million in 2003. During 2004 and 2003, approximately $8.4 million and $4.0 million, respectively, of the fuel surcharge revenue collected helped to offset our fuel costs. The remainder was passed through to independent contractors.

Our weighted average tractors decreased to 1,186 in 2004 from 1,234 in 2003. This reflects our planned reduction in fleet size implemented during 2003 which reduced the number of unmanned company-owned tractors. In addition, we contracted with a declining number of independent contractor providers of equipment throughout 2003.

Purchased transportation consists primarily of payments to independent contractor providers of revenue equipment, expenses related to brokerage activities, and payments under operating leases of revenue equipment. Purchased transportation increased $6.0 million (10.9%) to $61.6 million in 2004 from $55.6 million in 2003. As a percentage of revenue, purchased transportation decreased to 32.6% in 2004 from 33.6% in 2003. The changes reflect a decrease in the number of independent contractors throughout 2003 and in the percentage of the fleet supplied by independent contractors. The percentage of total operating revenue provided by independent contractors decreased to 35.4% in 2004 from 36.8% in 2003. We believe the decline in independent contractors as a percentage of our total fleet is attributable to high fuel costs, high insurance costs, tighter credit standards, and slow freight demand, which have diminished the pool of drivers interested in becoming or remaining independent contractors. The decline in the number of independent contractors slowed significantly near the end of 2003 as freight demand and the general economy improved; and during 2004, our number of independent contractors slowly increased.

Compensation and employee benefits increased $3.0 million (5.8%) to $54.5 million in 2004 from $51.5 million in 2003. As a percentage of revenue, compensation and employee benefits decreased to 28.8% in 2004 from 31.2% in 2003, reflecting an increase in our revenue per loaded mile and fuel surcharge revenue which increases revenue without a proportionate increase in wages. These factors were partially offset by an increase in the percentage of the fleet comprised of company-owned tractors and an increase in drivers' pay rate, which was raised approximately two cents per mile on August 1, 2004. The pay rate increase has improved our ability to compete for new drivers, and to retain current drivers, reducing our number of unfilled units. However, if we experience a shortage of drivers in the near future, the increase in driver pay would negatively impact our results of operations to the extent that corresponding freight rate increases are not obtained. Finally, increases in health care costs continue to negatively impact our health insurance and workers' compensation expense.

Fuel, supplies, and maintenance increased $8.6 million (28.7%) to $38.4 million in 2004 from $29.9 million in 2003. As a percentage of revenue, fuel, supplies, and maintenance increased to 20.3% of revenue in 2004 compared with 18.1% in 2003. This reflects higher fuel prices and an increase in the percentage of the fleet comprised of company-owned tractors, partially offset by an increase in our rate per loaded mile which increases revenue without a corresponding increase in maintenance costs. Fuel prices increased approximately 18% to an average of $1.73 per gallon in 2004 from $1.47 per gallon in 2003. The $0.26 per gallon increase in fuel prices was partially offset by a $0.23 per gallon ($4.4 million) increase in fuel surcharge revenue attributable to company-owned tractors which is included in operating revenue, mitigating 89% of the increase in fuel prices.

Insurance and claims increased $1.2 million (28.3%) to $5.6 million in 2004 from $4.4 million in 2003. As a percentage of revenue, insurance and claims increased to 3.0% of revenue in 2004 compared with 2.7% in 2003. During 2003, we exercised an option to retroactively increase the deductible for our auto liability policy to $125,000 per incident beginning July 1, 2001 through June 30, 2002 which reduced our 2003 expense by $467,000. This did not recur in 2004. Generally, higher insurance premiums and claims were partially offset by the elimination of premiums for excess insurance coverage which we discontinued in July 2003, due to our financial condition and the rising cost of insurance, leaving $2 million of primary coverage with a $250,000 self-insured retention. Our past lack of excess coverage and our high self-insured retention have increased our risk associated with frequency and severity of accidents and has had the potential to increase our expenses or make them more volatile from period to period. Furthermore, claims that exceed the limits of our insurance coverage, or for which coverage is not provided, may cause our financial condition and results of operations to suffer a materially adverse effect. For these reasons, in February 2005, we reinstated $3.0 million of excess insurance coverage for losses above our primary policy limit of $2.0 million. The cost of this excess insurance will increase our insurance premiums in the future but provides protection against unusually large claims.

Taxes and licenses increased $209,000 (6.1%) to $3.7 million in 2004 from $3.4 million in 2003. As a percentage of revenue, taxes and licenses decreased to 1.9% of revenue in 2004 compared with 2.1% of revenue in 2003, reflecting an increase in our revenue per loaded mile and fuel surcharge revenue which increases revenue without a proportionate increase in taxes and licenses.

General and administrative expenses remained constant at $6.9 million in 2004 and 2003. As a percentage of revenue, general and administrative expenses decreased to 3.7% of revenue in 2004 compared with 4.2% in 2003, reflecting an increase in our revenue per loaded mile and fuel surcharge revenue which increases revenue without a proportionate increase in general and administrative expenses.

Communications and utilities decreased $189,000 (12.9%) to $1.3 million in 2004 from $1.5 million in 2003. As a percentage of revenue, communications and utilities decreased to 0.7% of revenue in 2004 compared with 0.9% of revenue in 2003, reflecting an increase in our revenue per loaded mile and fuel surcharge revenue which increases revenue without a proportionate increase in communications and utilities expenses.

Depreciation and amortization decreased $1.9 million (13.3%) to $12.3 million in 2004 from $14.3 million in 2003. In accordance with industry practices, the gain or loss on retirement, sale, or write-down of equipment is included in depreciation and amortization. In 2004 and 2003, depreciation and amortization included net gains from the sale of equipment of $470,000 and $439,000, respectively. As a percentage of revenue, depreciation and amortization decreased to 6.5% of revenue in 2004 compared with 8.6% in 2003, partly due to increased average revenue per tractor and reduction of unseated tractors, which more efficiently spreads depreciation expense. Additionally, some of our older equipment still generates revenue but is no longer being depreciated. In the short-term, we expect that the presence of older equipment which is not being depreciated will more than offset increases in depreciation resulting from the addition of new equipment to our fleet. Over the long-term, as we continue to upgrade our equipment fleet, we expect depreciation or equipment rent expense, a component of purchased transportation expense, to increase.

Interest expense, net, decreased $246,000 (14.0%) to $1.5 million in 2004 from $1.8 million in 2003. This decrease was attributable to lower average debt outstanding, partially offset by higher interest rates. As a percentage of revenue, interest expense, net, decreased to 0.8% of revenue in 2004 compared with 1.1% in 2003.

During 2004, we recorded $727,000 of income from life insurance resulting from the death of William G. Smith, our former President and Chief Executive Officer. This non-operating income is tax exempt and added $0.15 to our earnings per share for 2004. This is a one time event which will not recur in the future.

As a result of the foregoing, our pre-tax margin increased to 2.5% in 2004 from (1.3%) in 2003.

Our income tax expense in 2004 was $1.6 million, or 51.6% of earnings before life insurance proceeds and income taxes. Our income tax benefit in 2003 was $1.3 million, or 32.9% of loss before income taxes. In both years, the effective tax rate is different from the expected combined tax rate for a company headquartered in Iowa because of the cost of nondeductible driver per diem expense absorbed by us. The impact of paying per diem travel expenses varies depending upon the ratio of drivers to independent contractors and the level of our pre-tax earnings or loss.

As a result of the factors described above, net earnings were $2.2 million in 2004 (1.2% of revenue), compared with a net loss of $2.6 million in 2003 (1.6% of revenue). Without the life insurance proceeds, our net earnings would have been $1.5 million (0.8% of revenue) in the 2004 period. In addition, our operating ratio (operating expenses as a percentage of operating revenue) was 97.5% during 2004 as compared with 101.3% during 2003.

Comparison of year ended December 31, 2003 to year ended December 31, 2002.

Operating revenue decreased $4.1 million (2.4%) to $165.3 million in 2003 from $169.5 million in 2002. The decrease in operating revenue resulted from our planned reduction in fleet size to reduce the number of unmanned company-owned tractors as well as from our yield management efforts, in which we ceased hauling certain unprofitable freight. In addition, we contracted with fewer independent contractor providers of equipment. The reduction in fleet size and yield enhancement efforts were consistent with our strategy of focusing on asset productivity. These factors were offset by an increase in fuel surcharge revenue. We believe our asset productivity efforts were successful, as our weighted average number of tractors decreased 12.5% while operating revenue decreased only 2.4%. Operating revenue, excluding fuel surcharge revenue, decreased $6.8 million (4.1%) to $159.5 million in 2003 from $166.3 million in 2002.

Average operating revenue per tractor per week increased significantly to $2,577 in 2003 from $2,311 in 2002. Operating revenue includes revenue from operating our trucks as well as other, more volatile, revenue items, including fuel surcharge, brokerage, and other revenue. We believe the analysis of tractor productivity is more meaningful if fuel surcharge, brokerage, and other revenue are excluded from the computation. Average revenue per tractor per week (excluding fuel surcharge, brokerage, and other revenue) increased to $2,367 in 2003 from $2,162 in 2002, primarily due to increased production from our seated equipment and a lower number of unseated company tractors. For the year, revenue per loaded mile (excluding fuel surcharge, brokerage, and other revenue) remained relatively constant at $1.37 as rates were lower in the first half of the year and higher during the latter part of 2003. Fuel surcharge revenue increased $2.7 million to $5.8 million in 2003 from $3.1 million in 2002. During 2003 and 2002, approximately $4.0 million and $1.8 million, respectively, of the fuel surcharge revenue collected helped to offset our fuel costs. The remainder was passed through to independent contractors.

Purchased transportation consists primarily of payments to independent contractor providers of revenue equipment, expenses related to brokerage activities, and payments under operating leases of revenue equipment.

Purchased transportation decreased $6.8 million (10.9%) to $55.6 million in 2003 from $62.4 million in 2002. As a percentage of revenue, purchased transportation decreased to 33.6% in 2003 from 36.8% in 2002. The changes reflect a decrease in the percentage of the fleet supplied by independent contractors and in the number of independent contractors. The percentage of total operating revenue provided by independent contractors decreased to 36.8% in 2003 from 39.9% in 2002. We believe the decline in independent contractors as a percentage of our total fleet is attributable to high fuel costs, high insurance costs, tighter credit standards, and slow freight demand, which diminished the pool of drivers interested in becoming or remaining independent contractors. The decline in independent contractors has slowed significantly since September, 2003 as freight demand and the general economy have improved.

Compensation and employee benefits decreased $328,000 (0.6%) to $51.5 million in 2003 from $51.8 million in 2002. As a percentage of revenue, compensation and employee benefits increased to 31.2% in 2003 from 30.6% in 2002. This reflects an increase in workers compensation claims, an increase in the percentage of the fleet comprised of company-owned tractors and additional wages paid to new drivers for sign-on bonuses implemented to enhance driver recruiting. Additionally, health claims and premiums increased in 2003 compared with 2002, and we expect this trend to continue in future periods. These factors were partially offset by a $2.4 million decrease in wages paid to non-driver employees. Additionally, in 2002, we recorded a $650,000 increase in reserves for workers' compensation losses, including losses which have been incurred but not yet reported to us.

Fuel, supplies, and maintenance increased $2.1 million (7.7%) to $29.9 million in 2003 from $27.7 million in 2002. As a percentage of revenue, fuel, supplies, and maintenance increased to 18.1% of revenue in 2003 compared with 16.4% in 2002. This reflects an increase in the percentage of the fleet comprised of company-owned tractors, higher fuel prices, and a slight increase in maintenance costs. Fuel prices increased approximately 18% to an average of $1.47 per gallon in 2003 from $1.25 per gallon in 2002. The $0.22 per gallon increase in fuel prices was partially offset by a $0.15 per gallon ($2.2 million) increase in fuel surcharge revenue attributable to company-owned tractors which is included in operating revenue, mitigating 70% of the increase in fuel prices.

Insurance and claims decreased $2.9 million (40.0%) to $4.4 million in 2003 from $7.3 million in 2002. As a percentage of revenue, insurance and claims decreased to 2.7% of revenue in 2003 compared with 4.3% in 2002, reflecting lower auto liability insurance and claims. In 2002, insurance and claims also included a $1.2 million increase in reserves for auto liability losses. The increase in liability reserves related primarily to a change in estimating the ultimate costs of claims that occurred in prior years and did not recur in 2003. In July 2003, due to our financial condition and the rising cost of insurance, we discontinued our excess insurance coverage, leaving $2 million of primary coverage with a $250,000 self-insured retention, allowing for a substantial reduction in premiums. We have had a $250,000 self-insured retention since July 1, 2002. In January 2003, we exercised an option to retroactively increase the deductible for our auto liability policy to $125,000 per incident beginning July 1, 2001 through June 30, 2002 which reduced our 2003 expense by $467,000. No changes were made to the other policies during that period. Prior to that time the retention was $50,000. Our past lack of excess coverage and our high self-insured retention have increased our risk associated with frequency and severity of accidents and has had the potential to increase our expenses or make them more volatile from period to period. Furthermore, claims that exceed the limits of our insurance coverage, or for which coverage is not provided, may cause our financial condition and results of operations to suffer a materially adverse effect.

Taxes and licenses remained constant at $3.4 million in 2003 and 2002. The decrease in the number of company-owned tractors subject to annual license and permit costs was offset by an increase in the need for over-dimensional permits. As a percentage of revenue, taxes and licenses remained relatively constant at 2.1% of revenue in 2003 compared with 2.0% of revenue in 2002.

General and administrative expenses decreased $219,000 (3.1%) to $6.9 million in 2003 from $7.2 million in 2002. As a percentage of revenue, general and administrative expenses remained constant at 4.2% of revenue in both years.

Communications and utilities decreased $320,000 (17.9%) to $1.5 million in 2003 from $1.8 million in 2002. As a percentage of revenue, communications and utilities remained relatively constant at 0.9% of revenue in 2003 compared with 1.1% of revenue in 2002.

Depreciation and amortization decreased $2.2 million (13.3%) to $14.2 million in 2003 from $16.4 million in 2002. In accordance with industry practices, the gain or loss on retirement, sale, or write-down of equipment is included in depreciation and amortization. In 2003 and 2002, depreciation and amortization included net gains from the sale of equipment of $439,000 and $792,000, respectively. As a percentage of revenue, depreciation and amortization decreased to 8.6% of revenue in 2003 compared with 9.7% in 2002. The decreases as a percentage of revenue were attributable to a smaller fleet of company-owned equipment. Also, some of our older equipment still generates revenue but is no longer being depreciated. In the short-term, we expect that the presence of older equipment which is not being depreciated will more than offset increases in depreciation resulting from the addition of new equipment to our fleet. Over the long-term, as we continue to upgrade our equipment fleet, we expect depreciation expense to increase.

In 2002, we recorded $3.3 million for goodwill impairment. There was no impairment of goodwill in 2003 or 2004.

Interest expense, net, decreased $160,000 (8.4%) to $1.8 million in 2003 from $1.9 million in 2002. This decrease was attributable to lower average debt outstanding, partially offset by higher interest rates. As a percentage of revenue, interest expense, net, remained constant at 1.1% of revenue in both 2002 and 2003.

As a result of the foregoing, our pre-tax margin increased to (2.3%) in 2003 from (8.1%) in 2002.

Our income tax benefit in 2003 was $1.3 million, or 32.9% of loss before income taxes. Our income tax benefit in 2002 was $5.1 million, or 37.1% of loss before income taxes. In both years, the effective tax rate is different from the expected combined tax rate for a company headquartered in Iowa because of the cost of nondeductible driver per diem expense absorbed by us. The impact of paying per diem travel expenses varies depending upon the ratio of drivers to independent contractors and the level of our pre-tax loss.

As a result of the factors described above, net loss was $2.6 million in 2003 (1.6% of revenue), compared with net loss of $8.7 million in 2002 (5.1% of revenue).

Liquidity and Capital Resources

Uses and Sources of Cash

We require cash to fund working capital requirements and to service our debt. We have historically financed acquisitions of new equipment with borrowings under installment notes payable to commercial lending institutions and equipment manufacturers, borrowings under lines of credit, cash flow from operations, and equipment leases from third-party lessors. We also have obtained a portion of our revenue equipment fleet from independent contractors who own and operate the equipment, which reduces overall capital expenditure requirements compared with providing a fleet of entirely company-owned equipment.

Our primary sources of liquidity have been funds provided by operations and borrowings under credit arrangements with financial institutions and equipment manufacturers. We are experiencing improved cash flow as we have returned to profitability. As of the date of this report, we have adequate borrowing availability on our line of credit to finance any near-term needs for working capital.

At December 31, 2003, we had negative working capital of $3.8 million. Profits in 2004 turned our working capital to a positive $2.4 million at December 31, 2004. Working capital, defined as current assets minus current liabilities is not always fully representative of our liquidity position because cash and trade receivables account for a large portion of our current assets. Our trade accounts receivable are generally collected within 33 days. Alternatively, current maturities of long term debt, a large portion of our current liabilities, are paid over one year. For this reason, a negative working capital position does not always represent liquidity problems for our company.

Our ability to fund cash requirements in future periods will depend on our ability to comply with covenants contained in financing arrangements and the availability of other financing options, as well as our financial condition and results of operations. Our financial condition and results of operations will depend on insurance and claims experience, general shipping demand by our customers, fuel prices, the availability of drivers and independent contractors, continued success in implementing the profit improvement plan described above, and other factors.

Although there can be no assurance, we believe that cash generated by operations and available sources of financing for acquisitions of revenue equipment will be adequate to meet our currently anticipated working capital requirements and other cash needs through 2005. We will require additional sources of financing over the long-term to upgrade our tractor and trailer fleets. To the extent that actual results or events differ from our financial projections or business plans, our liquidity may be adversely affected and we may be unable to meet our financial covenants. Specifically, our short- and long-term liquidity may be adversely affected by one or more of the following factors: costs associated with insurance and claims; weak freight demand or a loss in customer relationships or volume; the impact of new hours-of-service regulations on asset productivity; the ability to attract and retain sufficient numbers of qualified drivers and independent contractors; elevated fuel prices and the ability to collect fuel surcharges; inability to maintain compliance with, or negotiate amendments to, loan covenants; the ability to finance the tractors and trailers delivered and scheduled for delivery; and the possibility of shortened payment terms by our suppliers and vendors worried about our ability to meet payment obligations. Based upon our improving results, anticipated future cash flows, current availability under the financing arrangement with LaSalle Bank, and sources of equipment financing that are available, we do not expect to experience significant liquidity constraints in the foreseeable future. To the extent that actual results or events differ from our financial projections or business plans, our liquidity may be adversely affected and we may be unable to meet our financial covenants. In such event, we believe we could renegotiate the terms of our debt or that alternative financing would be available, although this cannot be assured.

Net cash provided by operating activities was $9.3 million, $11.7 million, and $16.8 million for the years ended December 31, 2002, 2003, and 2004, respectively. Historically, our principal use of cash from operations is to service debt and to internally finance acquisitions of revenue equipment. Total receivables decreased (increased) $2.4 million, ($572,000), and ($2.0) million for the years ended December 31, 2002, 2003, and 2004, respectively. The average age of our trade accounts receivable was approximately 34 days for 2002, 34 days for 2003, and 33 days for 2004.

Net cash provided by investing activities was $3.3 million, $2.9 million, and $2.0 million for the years ended December 31, 2002, 2003, and 2004, respectively. Such amounts related primarily to sales of revenue equipment and terminal facilities.

Net cash used in financing activities of $13.2 million, $14.4 million, and $14.1 million for the years ended December 31, 2002, 2003, and 2004, respectively, consisted primarily of net payments of principal under our long-term debt agreements.

We have a financing arrangement with LaSalle Bank, which expires on January 1, 2010, and provides for automatic month-to-month renewals under certain conditions after that date. LaSalle may terminate the arrangement prior to January 1, 2010, in the event of default, and may terminate at the end of any renewal term.

The agreement provides for a term loan, a revolving line of credit, and a capital expenditure loan. The term loan has a balance of $5,113 and is payable in 36 equal monthly installments of $142 in principal. The revolving line of credit allows for borrowings up to 85 percent of eligible receivables. At December 31, 2004, total borrowings under the revolving line were $0. The capital expenditure loan allows for borrowing up to 80 percent of the purchase price of revenue equipment purchased with such advances provided borrowings under the capital expenditure loan are limited to $2,000 annually and $4,000 over the term of the agreement. The capital expenditure loan has a balance of $733 and is payable in equal monthly installments of $18 in principal. The combination of all loans with LaSalle Bank cannot exceed the lower of $20,000 or a specified borrowing base.

The financing arrangement also includes financing for letters of credit. At December 31, 2004, we had outstanding letters of credit totaling $7,709 for self-insured amounts under our insurance programs. We are required to pay an annual fee of 1.25% of the outstanding letters of credit. These letters of credit directly reduce the amount of potential borrowings available under the financing arrangement discussed above. Any increase in self-insured retention, as well as increases in claim reserves, may require additional letters of credit to be posted, which would negatively affect our liquidity.

At December 31, 2004, our borrowing limit under the financing arrangement was $18,337, leaving $4,782 in remaining availability at such date. We are required to pay a facility fee on the LaSalle financing arrangement of .25% of the maximum loan limit ($20 million). Borrowings under the arrangement are secured by liens on revenue equipment, accounts receivable, and certain other assets. The interest rate on outstanding borrowings under the arrangement is equal to a spread on LaSalle's prime rate or LIBOR, at our option. The spread is determined by our ratio of funded debt to EBITDA, as defined under the agreement.

The LaSalle financing arrangement requires compliance with certain financial covenants, including compliance with a minimum tangible net worth, capital expenditure limits, and a fixed charge coverage ratio. We were in compliance with these requirements at December 31, 2004. We believe we will maintain compliance with all covenants throughout 2005, although there can be no assurance that the required financial performance will be achieved. In addition, equipment financing provided by a manufacturer contains a minimum tangible net worth requirement. We were in compliance with the required minimum tangible net worth requirement for December 31, 2004 and we expect to remain in compliance for the foreseeable future. If we fail to maintain compliance with these financial covenants, or to obtain a waiver of any noncompliance, the lenders will have the right to declare all sums immediately due and pursue other remedies. In such event, we believe we could renegotiate the terms of our debt or that alternative financing would be available, although this cannot be assured. As of the filing date, we were in compliance with all financial covenants.

Contractual Obligations and Commercial Commitments

The following tables set forth the contractual obligations and other commercial commitments as of December 31, 2004:

	Payments (in thousands) due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt	$29,309	$ 9,301	$14,366	$5,642	$ -
Operating leases	7,693	2,002	3,973	1,679	39
Total	$37,002	$11,303	$18,339	$7,321	$ 39

Approximately 74% of our long-term debt carries a variable interest rate making reliable estimates of future interest payments difficult. Using our weighted average interest rate of 4.88% as of December 31, 2004, the following approximately represents our expected obligations for future interest payments:

	Interest Payments (in thousands) due by period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Total interest payments	$ 2,719	$ 1,203	$ 1,242	$ 274	$ -

We had no outstanding orders for new equipment on December 31, 2004. In January 2005 we placed orders with equipment manufactures for 200 new tractors and 280 new trailers to be delivered throughout 2005. The orders for trailers can be cancelled at any time without penalty prior to taking delivery. The orders for tractors can be cancelled without penalty at any time up to 60 days prior to production of the tractor. If the termination occurs less than 60 days, but more than 45 days prior to production, we retain the right to cancel subject to a minimal per truck penalty of $500. Orders generally cannot be cancelled within 45 days prior to production.

We had no other commercial commitments at December 31, 2004.

Off-Balance Sheet Arrangements

Our liquidity is not materially affected by off-balance sheet transactions. During the last six months of 2004 we leased 117 new tractors under operating leases. These new leases will increase equipment rent expense, a component of purchased transportation expense, in future periods. Our obligations under non-cancelable operating lease agreements are as follows: 2005, $2.0 million; 2006, $2.0 million; 2007, $2.0 million; 2008, $1.6 million; 2009, $39,000, thereafter $39,000. These obligations exclude potential Terminal Remainder Adjustment Clause (TRAC) payments or refunds on 117 tractors amounting to 40% of the original purchase price due at the end of the original 48 month term of the lease. After 48 months, we expect the residual value of the tractors to be greater than 40% of the original cost, allowing us to return the tractors without penalty.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make decisions based upon estimates, assumptions, and factors we consider as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Accordingly, actual results could differ from those anticipated. A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 of the consolidated financial statements attached hereto. Other footnotes describe various elements of the financial statements and the assumptions on which specific amounts were determined.

Our critical accounting policies include the following:

Revenue Recognition

We generally recognize operating revenue when the freight to be transported has been loaded. We operate primarily in the short-to-medium length haul category of the trucking industry; therefore, our typical customer delivery is completed one day after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. We recognize operating revenue when the freight is delivered for longer haul loads where delivery is completed more than one day after pickup. Amounts payable to independent contractors for purchased transportation, to company drivers for wages, and other direct expenses are accrued when the related revenue is recognized.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line and declining-balance methods over lives of 5 to 39 years for buildings and improvements, 5 years for tractors, 7 years for trailers, and 3 to 10 years for other equipment. Tires purchased as part of revenue equipment are capitalized as a cost of the equipment. Replacement tires are expensed when placed in service. Expenditures for maintenance and minor repairs are charged to operations, and expenditures for major replacements and betterments are capitalized. The cost and related accumulated depreciation on property and equipment retired, traded, or sold are eliminated from the property accounts at the time of retirement, trade, or sale. The gain or loss on retirement or sale is included in depreciation and amortization in the consolidated statements of operation. Gains on trade-ins are included in the basis of the new asset. Judgments concerning salvage values and useful lives can have a significant impact.

Estimated Liability for Insurance Claims

Losses resulting from auto liability, physical damage, workers' compensation, and cargo loss and damage are covered by insurance subject to certain self-retention levels. Losses resulting from uninsured claims are recognized when such losses are incurred. We estimate and accrue a liability for our share of ultimate settlements using all available information. We accrue for claims reported, as well as for claims incurred but not reported, based upon our past experience. Expenses depend on actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved. However, final settlement of these claims could differ materially from the amounts we have accrued at year-end. Our judgment concerning the ultimate cost of claims and modification of initial reserved amounts is an important part of establishing claims reserves, and is of increasing significance with higher self-insured retention and lack of excess coverage.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Our judgment concerning future cash flows is an important part of this determination. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that these items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred for fiscal periods beginning after July 15, 2005 and are to be applied prospectively. The adoption of SFAS 151 is not expected to have any effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions." This Statement amends SFAS 66, "Accounting for Sales of Real Estate", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This Statement also amends SFAS 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. The provisions of SFAS 152 are effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS 152 is not expected to have any effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement amends the guidance in Accounting Principles Board (APB) Opinion No. 29, "Accounting for Nonmonetary Transactions", which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. The adoption of SFAS 153 is not expected to have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment." This statement (SFAS 123R) is a revision of SFAS 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. For public companies that file as small business issuers, SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. While we cannot precisely determine the impact on net earnings as a result of the adoption of SFAS 123R, estimated compensation expense related to current and prior periods can be found in Note 1 in the Notes to Consolidated Financial Statements included in this annual report. The ultimate amount of increased compensation expense will be dependent on whether we adopt SFAS 123R using the modified prospective or retrospective method, the number of option shares granted during the year, their timing and vesting period, and the method used to calculate the fair value of the awards, among other factors.

Inflation and Fuel Costs

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. During the past three years, the most significant effects of inflation have been on revenue equipment prices, the compensation paid to drivers, and fuel prices. Innovations in equipment technology and comfort have resulted in higher tractor prices, and there has been an industry-wide increase in wages paid to attract and retain qualified drivers. We attempt to limit the effects of inflation through increases in freight rates and certain cost control efforts. The failure to obtain rate increases in the future could adversely affect profitability. High fuel prices also decrease our profitability. Most of our contracts with customers contain fuel surcharge provisions. Although we attempt to pass through increases in fuel prices to customers in the form of surcharges and higher rates, the fuel price increases are not fully recovered.

Seasonality

In the trucking industry results of operations show a seasonal pattern because customers generally reduce shipments during the winter season, and we experience some seasonality due to the open, flatbed nature of the majority of our trailers. We at times have experienced delays in meeting shipment schedules as a result of severe weather conditions, particularly during the winter months. In addition, our operating expenses have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather.

Factors That May Affect Future Results

We may from time-to-time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases, and in reports to stockholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. We rely on this safe harbor in making such disclosures. In connection with this "safe harbor" provision, we hereby identify important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, the following:

General Economic and Business Factors. Our business is dependent upon a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. These factors include excess capacity in the trucking industry, significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, and insurance and claims costs, to the extent not offset by increases in freight rates or fuel surcharges. Our results of operations also are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries in which we have a concentration of customers. In addition, our results of operations are affected by seasonal factors. Customers tend to reduce shipments during the winter months. Fuel prices have continued to rise throughout 2003 and 2004. Shortages of fuel, increases in fuel prices, or rationing of petroleum products could have a materially adverse effect on our operating results.

Capital Requirements. The trucking industry is very capital intensive. Historically, we have depended on cash from operations, equipment financing, and debt financing for funds to update our revenue equipment fleet. Beginning in 2004, we began to upgrade our tractor fleet. Going forward we will need to continue to upgrade our tractor and trailer fleets. We expect to pay for the projected capital expenditures and/or operating leases with cash flows from operations and borrowings from equipment manufacturers or under the financing arrangement with LaSalle Bank. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to enter into less favorable financing arrangements or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Revenue Equipment. Going forward, as we continue to upgrade our equipment fleet, we expect depreciation and/or equipment rent expense, a component of purchased transportation expense, to increase. If revenue production were to decrease, the increased depreciation and/or rent could have a materially adverse effect on operating results.

Recruitment, Retention, and Compensation of Qualified Drivers and Independent Contractors. Competition for drivers and independent contractors is intense in the trucking industry. There is, and historically has been, an industry-wide shortage of qualified drivers and independent contractors. We have successfully reduced the number of company-owned tractors without drivers during 2003 and 2004 by improving recruiting and retention of drivers and by disposing of unseated equipment. In addition, independent contractors have decreased industry-wide for a variety of economic reasons. Failure to recruit additional drivers and independent contractors could force us to increase compensation or limit fleet size, either of which could have a materially adverse effect on operating results.

Competition. The trucking industry is highly competitive and fragmented. We compete with other truckload carriers, private fleets operated by existing and potential customers, and to some extent railroads and rail-intermodal service. Competition is based primarily on service, efficiency, and freight rates. Many competitors offer transportation service at lower rates than us. Our results could suffer if we cannot obtain higher rates.

Insurance. Our limited amount of excess coverage and high self-insured retention increases our risk associated with the frequency and severity of accidents and could increase our expenses or make them more volatile from period to period. Furthermore, if we experience claims that exceed the limits of our insurance coverage, or if we experience claims for which coverage is not provided, our financial condition and results of operations could suffer a materially adverse effect. In February 2005, we reinstated excess insurance coverage for losses above our primary policy limit of $2 million up to $5 million. The cost of this excess insurance will increase our insurance premiums in the future but provides protection against unusually large claims.

Regulation. The trucking industry is subject to various governmental regulations. Effective January 1, 2004, the DOT established new hours of service rules which effectively reduced the hours-in-service during which a driver may operate a tractor by redefining periods of service. The EPA has promulgated air emission standards that have increased the cost of tractor engines and reduce fuel mileage. Although we are unable to predict the nature of any new regulations or changes in existing regulations, the cost of any changes, if implemented, may adversely affect our profitability.

/ ***Acquisitions.*** We have made no acquisitions of companies during the past three years. Acquisitions involve numerous risks, including: difficulties in assimilating the acquired company's operations; the diversion of management's attention from other business concerns; the risks of entering into markets in which management has no or only limited direct experience; and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make any acquisitions in the future, there can be no assurance that we will be able to successfully integrate the acquired companies or assets into our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, most importantly the effects of the price and availability of diesel fuel and changes in interest rates.

Commodity Price Risk

Our operations are heavily dependent upon the use of diesel fuel. The price and availability of diesel fuel can vary and are subject to political, economic, and market factors that are beyond our control. Significant increases in diesel fuel prices could materially and adversely affect our results of operations and financial condition.

We presently use fuel surcharges to address the risk of increasing fuel prices. We believe these fuel surcharges are an effective means of mitigating the risk of increasing fuel prices, although the competitive nature of our industry prevents us from recovering the full amount of fuel price increases through the use of such surcharges.

In the past, we have used derivative instruments, including heating oil price swap agreements, to reduce a portion of our exposure to fuel price fluctuations. Since 2000 we have had no such agreements in place. We do not trade in such derivatives with the objective of earning financial gains on price fluctuations.

Interest Rate Risk

We also are exposed to market risks from changes in certain interest rates on our debt. Our financing arrangement with LaSalle Bank provides for a variable interest rate based on LaSalle's prime rate plus 250 basis points, provided there has been no default. In addition, approximately $21.7 million of our other debt carries variable interest rates. This variable interest exposes us to the risk that interest rates may rise. Assuming borrowing levels at December 31, 2004, a one-point increase in the prime rate would increase annual interest expense by approximately $217,000. The remainder of our other debt carries fixed interest rates. At December 31, 2004, approximately 74% of our debt carried a variable interest rate and the remainder was fixed.

DIRECTORS AND EXECUTIVE OFFICERS

The information respecting executive officers and directors set forth under the caption "Information Concerning Continuing Directors and Executive Officers," in the Proxy Statement for the 2005 annual meeting of stockholders which accompanies this report, is incorporated herein by reference.

FINANCIAL STATEMENTS

Our audited financial statements are set forth at the following pages of this report:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Smithway Motor Xpress Corp.:

We have audited the accompanying consolidated balance sheets of Smithway Motor Xpress Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smithway Motor Xpress Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Des Moines, Iowa
February 25, 2005

SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	December 31, 2003	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 355	$ 5,054
Receivables:		
Trade (note 4)	14,231	16,289
Other	458	487
Recoverable income taxes	8	-
Inventories	882	948
Deposits, primarily with insurers (note 10)	945	936
Prepaid expenses	1,037	473
Deferred income taxes (note 5)	2,322	2,733
Total current assets	20,238	26,920
Property and equipment (note 4):		
Land	1,548	1,302
Buildings and improvements	8,209	7,502
Tractors	69,384	67,872
Trailers	39,977	36,107
Other equipment	5,516	4,265
	124,634	117,048
Less accumulated depreciation	70,235	67,772
Net property and equipment	54,399	49,276
Goodwill (note 2)	1,745	1,745
Other assets	298	335
	$ 76,680	$ 78,276

See accompanying notes to consolidated financial statements.

SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	December 31,	
	2003	2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt (note 4)	$ 10,582	$ 9,301
Accounts payable	4,827	6,390
Accrued loss reserves (note 10)	4,974	5,928
Accrued compensation	2,535	2,398
Checks in excess of cash balances	672	-
Other accrued expenses	430	522
Income tax payable	-	18
Total current liabilities	24,020	24,557
Long-term debt, less current maturities (note 4)	22,609	20,008
Line of credit (note 4)	426	-
Deferred income taxes (note 5)	9,020	10,702
Total liabilities	56,075	55,267
Stockholders' equity (notes 6 and 7):		
Preferred stock (.01 par value; authorized 5 million shares; issued none)	-	-
Common stock:		
Class A (.01 par value; authorized 20 million shares; issued 2003 and 2004 - 4,035,989 shares)	40	40
Class B (.01 par value; authorized 5 million shares; issued 2003 and 2004 - 1 million shares)	10	10
Additional paid-in capital	11,393	11,438
Retained earnings	9,576	11,817
Reacquired shares, at cost (2003 - 189,168 shares; 2004 - 135,368 shares)	(414)	(296)
Total stockholders' equity	20,605	23,009
Commitments (note 10)		
	$ 76,680	$ 78,276

See accompanying notes to consolidated financial statements.

SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES
Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Years ended December 31,		
	2002	2003	2004
Operating revenue:			
Freight	$ 168,918	$ 164,648	$ 188,190
Other	550	681	811
Operating revenue	169,468	165,329	189,001
Operating expenses:			
Purchased transportation	62,364	55,596	61,638
Compensation and employee benefits	51,834	51,506	54,468
Fuel, supplies, and maintenance	27,722	29,857	38,427
Insurance and claims	7,324	4,393	5,636
Taxes and licenses	3,444	3,444	3,653
General and administrative	7,153	6,934	6,929
Communications and utilities	1,783	1,463	1,274
Depreciation and amortization (note 2)	16,425	14,239	12,340
Goodwill impairment (note 2)	3,300	-	-
Total operating expenses	181,349	167,432	184,365
(Loss) earnings from operations	(11,881)	(2,103)	4,636
Financial (expense) income			
Interest expense	(1,955)	(1,781)	(1,563)
Interest income	40	26	54
Other income	-	-	727
(Loss) earnings before income taxes	(13,796)	(3,858)	3,854
Income tax (benefit) expense (note 5)	(5,118)	(1,270)	1,613
Net loss (earnings)	$ (8,678)	$ (2,588)	$ 2,241
Basic loss (earnings) per share (note 8)	$ (1.79)	$ (0.53)	$ 0.46
Diluted loss (earnings) per share (note 8)	$ (1.79)	$ (0.53)	$ 0.45

See accompanying notes to consolidated financial statements.

SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2002, 2003, and 2004

(Dollars in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Reacquired shares	Total stockholders' Equity
Balance at December 31, 2001	$ 50	$ 11,394	$ 20,842	$ (420)	$ 31,866
Net loss	-	-	(8,678)	-	(8,678)
Treasury stock reissued (2,841 shares)	-	(1)	-	6	5
Balance at December 31, 2002	50	11,393	12,164	(414)	23,193
Net loss	-	-	(2,588)	-	(2,588)
Balance at December 31, 2003	50	11,393	9,576	(414)	20,605
Net earnings	-	-	2,241	-	2,241
Treasury stock reissued (53,800 shares)	-	45	-	118	163
Balance at December 31, 2004	$ 50	$ 11,438	$ 11,817	$ (296)	$ 23,009

See accompanying notes to consolidated financial statements.

SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years ended December 31,		
	2002	2003	2004
Cash flows from operating activities:			
Net (loss) earnings	$ (8,678)	$ (2,588)	$ 2,241
Adjustments to reconcile net (loss) earnings to cash provided by operating activities:			
Depreciation and amortization	16,425	14,239	12,340
Goodwill impairment	3,300	-	-
Deferred income tax (benefit) expense	(5,142)	(1,296)	1,271
Change in:			
Receivables	2,364	(572)	(2,016)
Inventories	693	(14)	(66)
Deposits, primarily with insurers	(214)	(192)	9
Prepaid expenses	(566)	455	564
Accounts payable and other accrued liabilities	1,087	1,713	2,472
Total adjustments	17,947	14,333	14,574
Net cash provided by operating activities	9,269	11,745	16,815
Cash flows from investing activities:			
Purchase of property and equipment	(1,149)	(320)	(2,063)
Proceeds from sale of property and equipment	4,519	3,036	4,051
Other	(76)	190	(37)
Net cash provided by investing activities	3,294	2,906	1,951
Cash flows from financing activities:			
Net borrowings (repayment) on line of credit	1,107	(1,266)	(426)
Principal payments on long-term debt	(15,378)	(12,721)	(13,087)
Change in checks issued in excess of cash balances	1,086	(414)	(672)
Treasury stock reissued	5	-	118
Net cash used in financing activities	(13,180)	(14,401)	(14,067)
Net (decrease) increase in cash and cash equivalents	(617)	250	4,699
Cash and cash equivalents at beginning of year	722	105	355
Cash and cash equivalents at end of year	$ 105	$ 355	$ 5,054
Supplemental disclosure of cash flow information:			
Cash paid (received) during year for:			
Interest	$ 2,003	$ 1,746	$ 1,589
Income taxes	(1,790)	27	263
Supplemental schedules of noncash investing and financing activities:			
Notes payable issued for tractors and trailers	$ 8,349	$ 3,784	$ 9,205
Treasury stock reissued	5	-	-

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except share and per share data)

Note 1: Summary of Significant Accounting Policies

Operations

Smithway Motor Xpress Corp. and subsidiaries (the "Company", "we", "us", or "our") is a truckload carrier that provides nationwide transportation of diversified freight, concentrating primarily in flatbed operations. We generally operate over short-to-medium traffic routes, serving shippers located predominantly in the central United States. We also operate in the southern provinces of Canada. Canadian revenues, based on miles driven, were approximately \$477, \$236, and \$211 for the years ended December 31, 2002, 2003, and 2004, respectively. The consolidated financial statements include the accounts of Smithway Motor Xpress Corp. and its three wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Liquidity

Losses incurred in 2002 and 2003 put a strain on our liquidity. We were in compliance with our bank covenants at December 31, 2003, but were out of compliance at various times during 2003. We received waivers for every violation. During 2003 there were several amendments to the financing arrangement. These amendments temporarily increased the borrowing base, increased the interest rate, and revised the financial covenants to reflect financial performance that we believed to be reasonably achievable and, in fact, did achieve.

Profits during 2004 have allowed us to maintain compliance with bank covenants with no need for amendments or waivers. Working capital improved from (\$3,782) at December 31, 2003 to \$2,363 at December 31, 2004. We believe we will remain in compliance with financial covenants, although there can be no assurance that the required financial performance will be maintained.

During 2004, our primary sources of liquidity were funds provided by operations. Our ability to fund cash requirements in future periods will depend on our ability to comply with covenants contained in financing arrangements and maintain our improved operating results and cash flow. Our ability to achieve the required improvements will depend on insurance and claims experience, general shipping demand by our customers, fuel prices, the availability of drivers and independent contractors, and other factors. We continue to implement our profit improvement plan that is intended to improve our operating results and achieve compliance with the financial covenants.

We believe there will be sufficient cash flow to meet our liquidity requirements at least through December 31, 2005. To the extent that actual results or events differ from our financial projections or business plans, our liquidity may be adversely affected and the Company may be unable to meet our financial covenants. In such event, our liquidity would be materially and adversely impacted if alternative financing could not be found.

Customers

We serve a diverse base of shippers. No single customer accounted for more than 10 percent of our total operating revenues during any of the years ended December 31, 2002, 2003, and 2004. Our 10 largest customers accounted for approximately 28 percent, 29 percent, and 29 percent of our total operating revenues during 2002, 2003, and 2004, respectively. Our largest concentration of customers is in the steel and building materials industries, which together accounted for approximately 43 percent, 51 percent, and 45 percent of our total operating revenues in 2002, 2003, and 2004, respectively.

Drivers

We face intense industry competition in attracting and retaining qualified drivers and independent contractors. This competition from time to time results in temporarily idling some of our revenue equipment or increasing the compensation we pay to our drivers and independent contractors.

Use of Estimates

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider interest-bearing instruments with maturity of three months or less at the date of purchase to be the equivalent of cash. We did not hold any cash equivalents as of December 31, 2003 or 2004.

Receivables

Trade receivables are stated net of an allowance for doubtful accounts of $291 and $374 at December 31, 2003 and 2004, respectively. We monitor and check the financial status of customers when granting credit. We routinely have significant dollar transactions with certain customers, however at December 31, 2003 and 2004, no individual customer accounted for more than 10 percent of total trade receivables.

Inventories

Inventories consist of tractor and trailer supplies and parts. Inventories are stated at lower of cost (first-in, first-out method) or market.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid insurance premiums and prepaid licenses. These expenses are amortized over the remaining term of the policy or license, which does not exceed 12 months.

Accounting for Leases

We are a lessee of revenue equipment under operating leases. Equipment rent expense, a component of purchased transportation expense, is charged to operations as it is incurred under the terms of the respective leases. Under the leases for transportation equipment, we are responsible for all repairs, maintenance, insurance, and all other operating expenses. We are also a lessee of terminal property under various short-term operating leases.

Rent charged to expense on the above leases, expired leases, and short-term rentals was $1,030 in 2002; $511 in 2003; and $687 in 2004. During the last six months of 2004 we leased 117 new tractors under operating leases. These new leases will increase equipment rent expense, a component of purchased transportation expense, in future periods.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line and declining-balance methods over lives of 5 to 39 years for buildings and improvements, 5 years for tractors, 7 years for trailers, and 3 to 10 years for other equipment. Tires purchased as part of revenue equipment are capitalized as a cost of the equipment. Replacement tires are expensed when placed in service. Expenditures for maintenance and minor repairs are charged to operations, and expenditures for major replacements and betterments are capitalized. The cost and related accumulated depreciation on property and equipment retired, traded, or sold are eliminated from the property accounts at the time of retirement, trade, or sale. The gain or loss on retirement or sale is included in depreciation and amortization in the consolidated statements of operations. Gains or losses on trade-ins are recognized in accordance with APB No. 29. During 2002, 2003, and 2004, depreciation and amortization included net gains from the sale of equipment of $792, $439, and $470, respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition

We generally recognize operating revenue when the freight to be transported has been loaded. We operate primarily in the short-to-medium length haul category of the trucking industry; therefore, our typical customer delivery is completed one day after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. We recognize operating revenue when the freight is delivered for longer haul loads where delivery is completed more than one day after pickup. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages, and other direct expenses are accrued when the related revenue is recognized.

Insurance and Claims

Losses resulting from personal liability, physical damage, workers' compensation, and cargo loss and damage are covered by insurance subject to a $250 deductible, per occurrence. As of December 31, 2004 we did not have excess insurance coverage above our primary policy limit of $2,000. Losses resulting from uninsured claims are recognized when such losses are known and can be estimated. We estimate and accrue a liability for our share of ultimate settlements using all available information. Expenses depend on actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved. These accruals are based on our evaluation of the nature and severity of the claim and estimates of future claims development based on historical trends. The amount of our self-insured retention and the lack of excess coverage make these estimates an important accounting judgment. Insurance and claims expense will vary based on the frequency and severity of claims and the premium expense. In February 2005 we reinstated $3,000 of excess insurance coverage for losses above our primary policy limit of $2,000. The cost of this excess insurance will increase our insurance premiums in the future but provides protection against unusually large claims.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Stock Option Plans

We have adopted the disclosure provisions of Statement of Financial Accounting Standards 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (SFAS 148). SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" (SFAS 123). As of December 31, 2004, we have three stock-based employee compensation plans, which are described more fully in Note 7. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net loss or earnings, as all options granted under these plans had an exercise price equal to the market value of the common stock on the date of the grant.

The following table illustrates the effect on net loss or earnings and loss or earnings per share if we had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. We used the Black-Scholes option pricing model to determine the fair value of stock options for years ended December 31, 2002, 2003, and 2004. The following assumptions were used in determining the fair value of these options: weighted-average risk-free interest rate, 4.55% in 2002, 2.84% in 2003, and 3.23% in 2004; weighted-average expected life, 5 years in 2002, 5 years in 2003, and 3 years in 2004; and weighted-average expected volatility, 61% in 2002, 65% in 2003, and 69% in 2004. There were no expected dividends. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting periods whereas reversal of previous expense amortization attributable to forfeited options are reflected in the year of forfeiture.

	2002	**2003**	**2004**
Net (loss) earnings, as reported	$ (8,678)	$ (2,588)	$ 2,241
Deduct: Total stock-based employee compensation (expense) reversal determined under fair value based method for all awards, net of related tax effects	(6)	5	(14)
Pro forma net (loss) earnings	$ (8,684)	$ (2,583)	$ 2,227
Basic (loss) earnings per share			
As reported	$ (1.79)	$ (0.53)	$ 0.46
Pro forma	$ (1.79)	$ (0.53)	$ 0.46
Diluted (loss) earnings per share			
As reported	$ (1.79)	$ (0.53)	$ 0.45
Pro forma	$ (1.79)	$ (0.53)	$ 0.45

Net Earnings Per Common Share

Basic earnings per share have been computed by dividing net earnings by the weighted-average outstanding Class A and Class B common shares during each of the years. Diluted earnings per share have been calculated by also including in the computation the effect of employee stock options, nonvested stock, and similar equity instruments granted to employees as potential common shares. Because we suffered a net loss for the years ended December 31, 2002 and 2003, the effects of potential common shares were not included in the calculation as their effects would be anti-dilutive. For the year ended December 31, 2004, 100,999 potential common shares were included in the calculation of net earnings per common share. Stock options outstanding at December 31, 2002, 2003 and 2004 totaled 384,525; 327,150 and 253,850, respectively.

Reclassifications

Certain prior years balances have been reclassified to conform to 2004 presentation.

Note 2: Goodwill

In 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Our initial impairment analysis at January 1, 2002 was based on an independent appraisal and indicated no impairment. At December 31, 2002 we updated our impairment analysis as required under SFAS 142 using a combination of available market data for similar transportation companies and an internal update of the appraisal. The analysis indicated the goodwill in one of our reporting units was impaired, triggered primarily as a result of the continued losses during 2002. We recorded an impairment charge of $3,300 during the fourth quarter of 2002, which is separately stated in the statement of operations and cash flows. At December 31, 2003 we updated our impairment analysis as required under SFAS 142 using an independent appraisal. The analysis indicated no further impairment. At December 31, 2004 we updated our impairment analysis as required under SFAS 142 using internal calculations similar to those used in the previous independent appraisal. The analysis indicated no further impairment.

A roll-forward of goodwill for the years ending December 31, 2003 and 2004 is as follows:

	Years ended December 31,	
	2003	2004
Balance at beginning of year	$1,745	$1,745
Goodwill acquired	-	-
Goodwill amortization	-	-
Impairment charge	-	-
Balance at end of year	$1,745	$1,745

Note 3: Financial Instruments

SFAS 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2004, the carrying amounts of cash and cash equivalents, trade receivables, other receivables, accounts payable, and accrued liabilities, approximate fair value because of the short maturity of those instruments. The fair value of our long-term debt, including current maturities, was $33,637 and $29,362 at December 31, 2003 and 2004, respectively, based upon estimated market rates.

Note 4: Long-Term Debt

We have a financing arrangement with LaSalle Bank, which expires on January 1, 2010, and provides for automatic month-to-month renewals under certain conditions after that date. LaSalle may terminate the arrangement prior to January 1, 2010, in the event of default, and may terminate at the end of any renewal terms. During 2004 the arrangement was amended to allow for management and control changes resulting from the death of William G. Smith; to voluntarily reduce the maximum borrowing limit to $20,000, to decrease the interest rate, and to allow for a higher level of operating leases of equipment.

The agreement provides for a term loan, a revolving line of credit, and a capital expenditure loan. The term loan has a balance of $5,113 and is payable in 36 equal monthly installments of $142 in principal. The revolving line of credit allows for borrowings up to 85 percent of eligible receivables. At December 31, 2004, total borrowings under the revolving line were $0. The capital expenditure loan allows for borrowing up to 80 percent of the purchase price of revenue equipment purchased with such advances provided borrowings under the capital expenditure loan are limited to $2,000 annually and $4,000 over the term of the agreement. The capital expenditure loan has a balance of $733 and is payable in equal monthly installments of $18 in principal. The combination of all loans with LaSalle Bank cannot exceed the lower of $20,000 or a specified borrowing base.

The financing arrangement also includes financing for letters of credit. At December 31, 2004, we had outstanding letters of credit totaling $7,709 for self-insured amounts under our insurance programs. (See note 10). We are required to pay an annual fee of 1.25% of the outstanding letters of credit. These letters of credit directly reduce the amount of potential borrowings available under the financing arrangement discussed above. Any increase in self-insured retention, as well as increases in claim reserves, may require additional letters of credit to be posted, which would negatively affect our liquidity.

At December 31, 2004, our borrowing limit under the financing arrangement was $18,337, leaving $4,782 in remaining availability at such date.

The LaSalle financing arrangement requires compliance with certain financial covenants, including compliance with a minimum tangible net worth, capital expenditure limits, and a fixed charge coverage ratio. We were in compliance with these requirements at December 31, 2004. We believe we will maintain compliance with all covenants throughout 2005, although there can be no assurance that the required financial performance will be achieved.

The weighted average interest rates on debt outstanding at December 31, 2003 and 2004 were approximately 4.02 and 4.88 percent, respectively. The interest rate on outstanding borrowings under the arrangement is equal to a spread on LaSalle's prime rate or LIBOR, at our option. The spread is determined by our ratio of funded debt to EBITDA, as defined under the agreement. In connection with a July 2004 amendment to the LaSalle agreement, the interest rate spreads on outstanding borrowings under the arrangement were decreased and our effective rate decreased from LaSalle's prime rate plus 2.00% to the prime rate plus 0.25%. In February 2005, we amended the agreement to further decrease the interest rate spreads under the agreement. As of December 31, 2004, we paid a facility fee on the financing arrangement of 0.25% of the maximum loan limit ($20,000). This was reduced to 0.20% of the maximum loan limit in February 2005. Borrowings under the agreement are secured by liens on revenue equipment, accounts receivable, and certain other assets.

Long-term debt also includes equipment notes with balances of $22,580 and $23,464 at December 31, 2003 and 2004, respectively. Interest rates on the equipment notes range from 3.43% to 7.54% with maturities through 2009. The equipment notes are collateralized by the underlying equipment, and some contain a minimum tangible net worth requirement. We were in compliance with the required minimum tangible net worth requirement for December 31, 2004 and we expect to remain in compliance going forward.

If we fail to maintain compliance with financial covenants in our borrowing obligations, or to obtain a waiver of any noncompliance, the lenders will have the right to declare all sums immediately due and pursue other remedies. In such event, we believe we could renegotiate the terms of our debt or that alternative financing would be available, although this cannot be assured.

Future maturities on long-term debt at December 31, 2004 are as follows: 2005, $9,301; 2006, $7,385; 2007, $6,981; 2008, $2,846; 2009, $2,796; thereafter, $0.

Note 5: Income Taxes

Income taxes consisted of the following components for the three years ended December 31:

	2002			2003			2004		
	Federal	State	Total	Federal	State	Total	Federal	State	Total
Current	$ -	$ 24	$ 24	$ -	$ 26	$ 26	$ 265	$ 77	$ 342
Deferred	(4,147)	(995)	(5,142)	(1,045)	(251)	(1,296)	1,192	79	1,271
	$(4,147)	$(971)	$(5,118)	$(1,045)	$(225)	$(1,270)	$ 1,457	$ 156	$ 1,613

Total income tax (benefit) expense differs from the amount of income tax (benefit) expense computed by applying the normal United States federal income tax rate of 34 percent to (loss) earnings before income tax (benefit) expense. The reasons for such differences are as follows:

	Years ended December 31,		
	2002	2003	2004
Computed "expected" income tax (benefit) expense	$ (4,691)	$ (1,312)	$ 1,311
State income tax (benefit) expense, net of federal taxes	(641)	(149)	103
Permanent differences			
Nondeductible driver per diem and travel expenses	214	191	456
Nontaxable life insurance proceeds	-	-	(247)
Other	-	-	(10)
	$ (5,118)	$ (1,270)	$ 1,613

Temporary differences between the financial statement basis of assets and liabilities and the related deferred tax assets and liabilities at December 31, 2003 and 2004, were as follows:

	2003	2004
Deferred tax assets attributable to:		
Net operating loss carryforwards	$ 4,906	$ 554
Alternative minimum tax (AMT) credit carryforwards	271	516
Accrued expenses	2,351	2,755
Goodwill	1,031	798
Other items	18	20
Total gross deferred tax assets	8,577	4,643
Deferred tax liabilities attributable to:		
Property and equipment	(15,275)	(12,612)
Net deferred tax liabilities	$ (6,698)	$ (7,969)

At December 31, 2004, we have net operating loss carryforwards for income tax purposes of approximately $723 which are available to offset future taxable income. These net operating losses expire during the years 2019 through 2022. The AMT credit carryforwards are available indefinitely to reduce future income tax liabilities to the extent they exceed AMT liabilities.

We have reviewed the need for a valuation allowance relating to the deferred tax assets, and have determined that no allowance is needed. We believe the future deductions will be realized principally through future reversals of existing taxable temporary differences and future taxable income. In addition, we have the ability to use tax-planning strategies to generate taxable income if necessary to realize the deferred tax assets. Such strategies include the recognition of significant tax gains on the disposition of tractors and trailers through outright sales rather than like kind exchanges, resulting in higher taxable income through the reversal of deferred tax liabilities.

Note 6: Stockholders' Equity

On all matters with respect to which our stockholders have a right to vote, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. The Class B common stock is convertible into shares of Class A common stock on a share-for-share basis at the election of the stockholder and will be converted automatically into shares of Class A common stock upon transfer to any party other than Marlys L. Smith, her children, her grandchildren, trusts for any of their benefit, and entities wholly owned by them.

Note 7: Stock Plans

We have three stock-based employee compensation plans:

(1) We have reserved 25,000 shares of Class A common stock for issuance pursuant to an outside director stock option plan. The term of each option granted under this plan is six years from the grant date. Options fully vest on the first anniversary of the grant date. The exercise price of each stock option is not less than 85 percent of the fair market value of the common stock on the date of grant. In July 2000, we granted outside directors 12,000 stock options in the aggregate not covered by this plan. Under this plan, no award may be made after March 1, 2005.

(2) We have reserved 500,000 shares of Class A common stock for issuance pursuant to an incentive stock option plan. Any shares which expire unexercised or are forfeited become available again for issuance under the plan. Under this plan, no awards of incentive stock options may be made after December 31, 2004.

(3) We have reserved 400,000 shares of Class A common stock for issuance pursuant to a new employee incentive stock option plan adopted during 2001. Any shares which expire unexercised or are forfeited become available again for issuance under the plan. Under this plan, no award of incentive stock options may be made after August 6, 2011.

We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in the statement of operations, as all options granted to employees under these plans had an exercise price equal to the market value of the common stock on the date of the grant.

A summary of stock option activity and weighted-average exercise prices follows:

	2002		2003		2004	
	Shares	**Exercise price**	**Shares**	**Exercise price**	**Shares**	**Exercise price**
Outstanding at beginning of year	623,000	$4.25	384,525	$4.66	327,150	$3.74
Granted	27,525	2.31	65,500	1.00	2,000	2.57
Exercised	-	-	-	-	53,800	2.04
Forfeited	266,000	3.47	122,875	5.14	21,500	6.48
Outstanding at end of year	384,525	$4.66	327,150	$3.74	253,850	$3.86
Options exercisable at end of year	301,725	$5.20	255,350	$4.44	208,350	$4.45
Weighted-average fair value of options granted during the year		$1.28		$0.56		$1.57

A summary of stock options outstanding and exercisable as of December 31, 2004, follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.82 - $ 1.78	118,500	7.16	$ 1.32	75,000	$ 1.47
$ 2.05 - $ 3.46	76,350	5.29	$ 2.79	74,350	$ 2.79
$ 7.60 - $11.81	59,000	2.43	$10.35	59,000	$10.35
	253,850	5.50	$ 3.86	208,350	$ 4.45

We have reserved 55,000 shares of Class A common stock for issuance pursuant to an independent contractor driver bonus plan. No shares were awarded in 2002, 2003 and 2004 under the plan.

We also have a Class A common stock profit incentive plan under which we will set aside for delivery to certain participants the number of shares of Class A common stock having a market value on the distribution date equal to a designated percentage (as determined by the board of directors) of the Company's consolidated net earnings for the applicable fiscal year. No shares were awarded in 2002, 2003 and 2004 under the plan. In February 2005, 1,003 shares were issued under the plan based upon 2004 earnings, excluding life insurance proceeds.

Note 8: (Loss) earnings per Share

A summary of the basic and diluted (loss) earnings per share computations is presented below:

Years ended December 31		**2002**		**2003**		**2004**
Net (loss) earnings applicable to common stockholders	$	(8,678)	$	(2,588)	$	2,241
Basic weighted-average shares outstanding		4,845,652		4,846,821		4,850,935
Effect of dilutive stock options		-		-		100,999
Diluted weighted-average shares outstanding		4,845,652		4,846,821		4,951,934
Basic (loss) earnings per share	$	(1.79)	$	(0.53)	$	0.46
Diluted (loss) earnings per share	$	(1.79)	$	(0.53)	$	0.45

Note 9: Employees' Profit Sharing and Savings Plan

We have an Employees' Profit Sharing and Savings Plan, which is a qualified plan under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code. Eligible employees are allowed to contribute up to a maximum of 15 percent of pre-tax compensation into the plan. Employers may make savings, matching, and discretionary contributions, subject to certain restrictions. During the years ended December 31, 2002 and 2003 we made no contributions to the plan. During the year ended December 31, 2004 we accrued $211 for employer contributions which will be made to the plan in 2005. The plan owns 395,055 shares of the Company's Class A common stock at December 31, 2004.

Note 10: Commitments and Contingent Liabilities

Prior to July 1, 2001, our insurance policies for auto liability, physical damage, and cargo losses involved a deductible of $50 per incident and our insurance policy for workers' compensation involved a deductible of $100 per incident. In January 2003, we exercised an option which retroactively increased the deductible for our auto liability policy to $125 per incident, for the policy year beginning July 1, 2001 through June 30, 2002, which reduced our expense by $467. No changes were made to the other policies during that period. In response to increasing costs of insurance premiums, we increased the deductible for all policies to $250 per incident beginning July 1, 2002. At the July 1, 2003 renewal, we eliminated any coverage over our $2.0 million of primary coverage and maintained the $250 per incident deductible. We reinstated excess coverage on February 1, 2005 which covers losses above our primary policy limit of $2.0 million up to $5.0 million. At December 31, 2003 and 2004, we had $4,974 and $5,928, respectively, accrued for our estimated liability for the retained portion of incurred losses related to these policies.

The insurance companies require us to provide letters of credit to provide funds for payment of the deductible amounts. At December 31, 2003 and 2004, we had $7,874 and $7,709 letters of credit issued under the financing arrangement described in note 4. In addition, funds totaling $812 were held by the insurance companies as deposits at December 31, 2003 and 2004.

Our obligations under non-cancelable operating lease agreements are as follows: 2005, $2,002; 2006, $1,987; 2007, $1,986; 2008, $1,640; 2009, $39, thereafter $39. These obligations exclude potential Terminal Remainder Adjustment Clause (TRAC) payments or refunds on 117 tractors amounting to 40% of the original purchase price due at the end of the original 48 month term of the lease. After 48 months we expect the residual value of the tractors to be greater than 40% of the original cost, allowing us to return the tractors without penalty.

Our health insurance program is provided as an employee benefit for all eligible employees and contractors. The plan is self funded for losses up to $125 per covered member. At December 31, 2003 and 2004, we had approximately $1,015 and $1,087, respectively, accrued for our estimated liability related to these claims.

We are involved in certain legal actions and proceedings arising from the normal course of operations. We believe that liability, if any, arising from such legal actions and proceedings will not have a materially adverse effect on our results of operations or financial position or cash flows.

*Note 11: **Transactions with Related Parties***

In August 2003, we generated approximately $213 of cash and avoided future premium payments by selling one of our two life insurance policies covering our late Chief Executive Officer to such officer for the cash surrender value. The transferred policy had a death benefit of $1,000 and the policy retained by us had a net death benefit of $727 which was received by us during 2004. The transaction was approved by the disinterested directors. During the years ended December 31, 2002 and 2004 there were no material transactions with related parties.

*Note 12: **Quarterly Financial Data (Unaudited)***

Summarized quarterly financial data for the Company for 2003 and 2004 is as follows:

	March 31	June 30	September 30	December 31
2003				
Operating revenue	$39,886	$42,241	$42,461	$40,741
Loss from operations	(2,023)	(183)	31	72
Net loss	(1,558)	(458)	(305)	(268)
Basic and diluted loss per share	($0.32)	($0.09)	($0.06)	($0.06)
2004				
Operating revenue	$43,600	$46,679	$48,658	$50,064
(Loss) earnings from operations	(196)	1,731	1,858	1,243
Net earnings	335	665	854	387
Basic earnings per share	$ 0.07	$ 0.14	$ 0.18	$ 0.08
Diluted earnings per share	$ 0.07	$ 0.13	$ 0.17	$ 0.08

As a result of rounding, the total of the four quarters may not equal the results for the year.

Investor Information

Stock Listing

The Class A common stock of Smithway Motor Xpress Corp. is traded on the Nasdaq SmallCap Market under the symbol SMXC.

Form 10-K

A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge upon written request to Douglas C. Sandvig, Chief Financial Officer, P.O. Box 404, Fort Dodge, Iowa 50501.

Direct additional information requests to Chief Financial Officer Douglas C. Sandvig at the Corporate Offices.

Board of Directors

G. LARRY OWENS
Chairman of the Board, President and Chief Executive Officer

TERRY G. CHRISTENBERRY
Investment Banker
Christenberry, Collet & Company, Inc.
Kansas City, MO

LABH S. HIRA
Dean and Professor of Accounting
Iowa State University
Ames, IA

HERBERT D. IHLE
President, Diversified Financial Services
Naples, FL

MARLYS L. SMITH
Major Stockholder
Fort Dodge, IA

Corporate Offices

SMITHWAY MOTOR XPRESS CORP.
2031 Quail Avenue
Fort Dodge, IA 50501
(515) 576-7148
www.smxc.com

Registrar and Transfer Agent

UMB BANK, N.A.
928 Grand Avenue
Kansas City, MO 64106

Independent Auditors

KPMG, LLP
Des Moines, IA

Corporate Counsel

FAEGRE & BENSON LLP
Minneapolis, MN

Executive Officers and Key Personnel

G. LARRY OWENS
Chairman of the Board,
President and Chief Executive Officer

DOUGLAS C. SANDVIG
Senior Vice President, Chief Financial Officer and Treasurer

THOMAS J. WITT
Senior Vice President of Sales and Operations

CHAD A. JOHNSON
Vice President of Vehicle Operations

Smithway Motor Xpress Corp.
2031 Quail Avenue
Fort Dodge, Iowa